UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
20/20 GeneSystems, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> September 28, 2000

Physical address of issuer
9430 Key West Ave., Rockville, MD 20850

Website of issuer
www.2020gene.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW, Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076
CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series A-2 Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series A-2 Preferred Stock sold by the issuer in in the offering.

Type of security offered
Shares of Series A-2 Preferred Stock

Target number of Securities to be offered
23,006

Price (or method for determining price)
$3.26

Target offering amount
$74,999.56

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,346,314.00	$1,591,981.00
Cash & Cash Equivalents	$982,225.00	$1,097,894.00
Accounts Receivable	$44,217.00	$135,693.00
Short-term Debt	$0.00	$186,731.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$427,001.00	$908,102.00[1]
Cost of Goods Sold	$256,221.00	$344,807.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,228,052.00	-$1,871,372.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] Approximately half of this revenue was from a government (NIH) research contract that was completed in 2015.

October 13, 2017

FORM C

Up to $1,070,000

20/20 GeneSystems, Inc.



Shares of Series A-2 Preferred Stock

This Form C is being furnished by 20/20 GeneSystems, Inc., a Delaware Corporation, to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series A-2 Preferred Stock of the Company. Purchasers of Series A-2 Preferred Stock are sometimes referred to herein as "Purchasers." The Company intends to raise at least $74,999.56 and up to $1,070,000 from Purchasers in the offering of Series A-2 Preferred Stock described in this Form C. The minimum amount of Series A-2 Preferred Stock that can be purchased is $101.06 per Purchaser, which may be waived by the Company, in its sole and absolute discretion. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" To purchase shares of Series A-2 Preferred Stock, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Series A-2 Preferred Stock at any time and for any reason.

The offering is being made through First Democracy VC, or the intermediary. The intermediary will receive a number of shares of Series A-2 Preferred Stock that is equal to 2% of the total number of shares of Series A-2 Preferred Stock sold in this offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$101.06	$7.07	$93.99
Aggregate Minimum Offering Amount	$74,999.56	$5,249.97	$69,749.59
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The intermediary will receive a number of shares of Series A-2 Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series A-2 Preferred Stock sold by the issuer in in the offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.2020gene.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 13, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.2020gene.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

20/20 GeneSystems, Inc., referred to herein as "20/20" or the "Company," is a Delaware corporation, formed on September 28, 2000. The Company is currently also conducting business under the name of Genesys BioLabs.

The Company is located at 9430 Key West Ave., Rockville, MD 20850.

The Company's website is www.2020gene.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Our Business

Our mission is to reduce cancer mortality in the U.S. and around the world through early detection. To do so we use machine learning and big data analytics to substantially improve the accuracy of tumor biomarkers tested in millions of individuals around the world. Our products include a blood test for early lung cancer (www.BloodTestforLungCancer.com) and a soon to be launched multi-cancer test for screening at least 5 cancers from one blood sample (www.OneTestforCancer.com). We also sell to the emergency responder community a patented test kit for screening suspicious powders (www.BioCheckInfo.com).

The Offering

Minimum number of shares of Series A-2 Preferred Stock being offered	23,006
Total number of shares of Series A-2 Preferred Stock outstanding after the offering (if minimum amount reached)	23,006
Maximum number of shares of Series A-2 Preferred Stock being offered	328,220

Total number of shares of Series A-2 Preferred Stock outstanding after the offering (if maximum amount reached)	328,220
Purchase price per Security	$3.26
Minimum investment amount per investor	$101.06
Offering deadline	December 14, 2017
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting rights	See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Our business is subject to various risks, including those described below. You should carefully consider the following risk factors, together with all of the other information included in this disclosure and other disclosures made available by the Company, which could materially adversely affect our proposed operations, our business prospects and financial condition, and the value of an investment in our business. There may be other factors that are not mentioned here or of which we are not presently aware that could also affect our business operations and prospects.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Risks Related to Our Business

We are a development stage company and have incurred operating losses since inception and we do not know if we will attain profitability.

Since inception we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the years ended December 31, 2016 and 2015 were approximately $2.2 million and $1.9 million, respectively. Since inception, we have financed our operations through the sale of our securities, product revenues and government research grants and contracts. There is no assurance that we will be able to obtain adequate financing that we may need, or that any such financing that may become available will be on terms that are favorable to us and our shareholders. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology.

We will need to attract additional capital to scale our business but have no assurance that we can do so successfully.

We will be incurring significant sales and marketing costs as we commercialize our diagnostic test products. We will need to raise additional capital to pay operating expenses until we are able to generate sufficient revenues from diagnostic test sales, royalties, and license fees, and we will need to sell additional equity or debt securities to meet

those capital needs. Our ability to raise additional equity or debt capital will depend not only on progress made marketing and selling our diagnostic tests, but also will depend on access to capital and conditions in the capital markets. There is no assurance that we will be able to raise capital at times and in amounts needed to finance the development and commercialization of our diagnostic tests, maintenance of our CLIA certified diagnostic laboratory, and general operations. Even if capital is available, it may not be available on terms that we or our shareholders would consider favorable. Furthermore, sales of additional equity securities could result in the dilution of the interests of our shareholders.

Our near term revenues will be derived mainly from payment from consumers and employers rather than government or private health insurance.

Should we be able to successfully market our diagnostic tests and software we will, for at least the near-term, rely on self-pay from the consumers and employers but may not be able to receive reimbursement for them from payers, such as health insurance companies, health maintenance organizations and Medicare, or any reimbursement that we receive may be lower than we anticipate. We cannot guarantee that a sufficient number of consumers or their employers will willingly pay the amounts we require to sustain growth and profitability.

Failure of our internal controls over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our growth and entry into new diagnostic tests, technologies and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Risks Related to Our Technology and Business Model

We will spend a substantial amount of our capital on data acquisition, data analytics and algorithm development, but our products might not succeed in gaining widespread market acceptance.

We have developed and will continually refine new biomarker test panels and associated algorithms. The main focus of these products is on early detection of cancer. Our technologies many not prove to be sufficiently efficacious or medically useful to gain widespread adoption or market share. The diagnostics tests and software that we have introduced to the market to date and have not yet generated significant revenues. Without diagnostic test sales or licensing fee revenues, we will not be able to operate at a profit, and we will not be able to cover our operating expenses without raising additional capital.

Physicians and hospitals may be reluctant to try a new diagnostic test due to the high degree of risk associated with the application of new technologies and diagnostic tests in the field of human medicine, especially if the new test differs from the current standard of care for detecting cancer in patients. Competing tests for the screening or initial diagnosis of cancer are being developed by established companies, other small biotechnology companies, and academic laboratories.

There also is a risk that our competitors may succeed in developing more accurate or more cost effective diagnostic tests that could render our diagnostic tests and technologies obsolete or noncompetitive. Even if our tests are technically superior, we may not be able to differentiate our products sufficiently from our competition.

Sales of any diagnostic tests that we develop and commercialize could be adversely impacted by the reluctance of physicians to adopt, promote or encourage the use of our tests and the availability of competing diagnostic tests.

The value of our diagnostic products is thus far proven mainly with real world evidence (RWE) rather than traditional clinical trials; there is no assurance that RWE will gain wide acceptance by the medical establishment or regulators in the countries in which we conduct business. Also, there is no assurance that data derived from East Asia will be accepted in Western nations, and generating data from Western populations could be time consuming and expensive.

The value of machine learning and artificial intelligence in our algorithms is novel, not entirely proven, and might not be widely embraced by the medical establishment or regulators in the countries in which we conduct business.

If we fail to meet our obligations under various license and technology transfer agreements, we may lose our rights to key technologies or data sources on which our business depends.

Our business will depend on several critical technologies and data sources that have licenses from various overseas research centers. These license agreements typically impose obligations on us, including payment obligations and obligations to pursue development and commercialization of diagnostic tests under the licensed patents and technology. If licensors believe that we have failed to meet our obligations under a license agreement, they could seek to limit or terminate our license rights, which could lead to costly and time-consuming dispute resolution and, potentially, a loss of the licensed rights. During the period of any such litigation our ability to carry out the development and commercialization of potential diagnostic tests, and our ability to raise any capital that we might then need, could be significantly and negatively affected. If our license rights were restricted or ultimately lost, we would not be able to continue to use the licensed patents and technology in our business.

We have limited marketing and sales resources and few distribution resources for the commercialization of any diagnostic tests that we have developed.

If we are successful in developing marketable diagnostic tests, we will need to build our own marketing and sales capability, which would require the investment of significant financial and management resources to recruit, train, and manage a sales force.

Our business and operations could suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of data for our diagnostic test candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach was to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our diagnostic test candidates could be delayed.

In the event that one or more lawsuits are filed against the Company, we could be subject to reputational risk.

Our diagnostic tests are intended for use only as screening devices, which trigger more in-depth diagnostic procedures. If our tests failed to detect cancer in a patient with a malignant tumor and the patient sued the Company, we could incur reputational damage if doctors or patients were dissuaded from using our tests. Repeated lawsuits could also precipitate regulatory scrutiny that could negatively impact our ability to sell our products.

Risks Related to Our Revenue Model

We are expecting patient self-pay to constitute a significant portion of our revenues through 2019, and our revenues could decline if individuals fail to provide timely and adequate payment for our diagnostic tests and algorithms.

We expect that a substantial portion of the patients for whom we will perform diagnostic tests will have Medicare as their primary medical insurance. Even if our planned tests are otherwise successful, reimbursement for the Medicare-covered portions of our planned tests might not, without Medicare reimbursement, produce sufficient revenues to enable us to reach profitability and achieve our other commercial objectives.

Private health insurance company policies may deny coverage or limit the amount they will reimburse us for the performance of our diagnostic tests.

Patients who are not covered by Medicare will generally rely on health insurance provided by private health insurance companies. If we are considered a "non-contracted provider" by a third-party payer, that payer may not reimburse patients for diagnostic tests performed by us or doctors within the payer's network of covered physicians may not use our services to perform diagnostic tests for their patients. As a result, we may need to enter into contracts with health insurance companies or other private payers to provide diagnostic tests to their insured patients at specified rates of reimbursement which may be lower than the rates we might otherwise collect.

Risks Related to Regulation

We could be unexpectedly required to obtain regulatory approval of our diagnostic test products in one or more countries in which we do business.

Our diagnostic test products are classified as either Laboratory Developed Tests (LDTs) or Clinical Decision Support Software (CDSS), which, in general, are not currently regulated by the U.S. Food & Drug Administration (FDA). However, FDA policies and practices could be interpreted or evolve to deem our products under their jurisdiction and in need of approval as a condition to continued marketing in the U.S. This may also be the case for corresponding foreign regulatory authorities.

As a result of required FDA pre-market review, our tests may not be cleared or approved on a timely basis, if at all. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and making a 510(k) submission, or filing a pre-market approval application with the FDA.

We will have to maintain our CLIA certificate of registration license for our laboratory for the manufacture and use of diagnostic tests and as part of re-certification our laboratory will be inspected.

In addition to meeting federal regulatory requirements, each state has its own laboratory certification and inspection requirements for a CLIA laboratory that must be met in order to sell diagnostic tests in the state. CLIA licensed laboratories can lose their licenses if problems arise during a periodic inspection.

If the FDA regulates LDTs and requires that we seek pre-market approval, there is no assurance that we will be able to comply with FDA requirements.

If we unexpectedly are required to obtain regulatory approval of our diagnostic test products, it may take two years or more to conduct the clinical studies and trials necessary to obtain pre-market approval from the FDA. Even if our clinical trials are completed as planned, we cannot be certain that the results will support our test claims or that the FDA will agree with our conclusions regarding our test results. Success in early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior clinical trials and studies. If we are required to conduct pre-market clinical trials, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The clinical trial process may fail to

demonstrate that our tests are effective for the proposed indicated uses, which could cause us to abandon a test candidate and may delay development of other tests.

Risks Related to Our Industry

We will face certain external risks arising from regulatory, legal, and economic factors that affect our business and the business of other companies engaged in the development and marketing of diagnostic tests for human diseases. Because we are a small company without substantial revenues and with limited capital resources, we may be less able to bear the financial impact of these risks than larger companies that have substantial income and available capital.

We may be required to comply with federal and state laws governing the privacy of health information, and any failure to comply with these laws could result in material criminal and civil penalties.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, sets forth security regulations that establish administrative, physical and technical standards for maintaining the confidentiality, integrity and availability of protected health information in electronic form. We also may be required to comply with state laws that are more stringent than HIPAA or that provide individuals with greater rights with respect to the privacy or security of, and access to, their health care records. The Health Information Technology for Economic and Clinical Health Act, or HITECH, established certain health information security breach notification obligations that require covered entities to notify each individual whose protected health information is breached.

We may incur significant compliance costs related to HIPAA and HITECH privacy regulations and varying state privacy regulations and varying state privacy and security laws. Given the complexity of HIPAA and HITECH and their overlap with state privacy and security laws, and the fact that these laws are rapidly evolving and are subject to changing and potentially conflicting interpretation, our ability to comply with the HIPAA, HITECH and state privacy requirements is uncertain and the costs of compliance are significant. The costs of complying with any changes to the HIPAA, HITECH and state privacy restrictions may have a negative impact on our operations. Noncompliance could subject us to criminal penalties, civil sanctions and significant monetary penalties as well as reputational damage.

We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

We are subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business. These health care laws and regulations include the following:

- The federal Anti-Kickback Statute;

- The federal physician self-referral prohibition, commonly known as the Stark Law;

- The federal false claims and civil monetary penalties laws;

- The federal Physician Payment Sunshine Act requirements under the Affordable Care Act; and

- State law equivalents of each of the federal laws enumerated above.

Any action brought against us for violation of these laws or regulations, even if we are in compliance and successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to applicable penalties associated with the violation, including, among others, administrative, civil and criminal penalties, damages and fines, and/or exclusion from participation in Medicare, Medicaid programs, including the California Medical Assistance Program (Medi-Cal—the California version of the Medicaid program) or other state or federal health care programs. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures. There is no certainty that our pending or future patent applications will result in the issuance of patents or that our issued patents will be deemed enforceable.

The success of our business depends significantly on our ability to operate without infringing patents and other proprietary rights of others. If the technology that we use infringes a patent held by others, we could be sued for monetary damages by the patent holder or its licensee, or we could be prevented from continuing research, development, and commercialization of diagnostic tests that rely on that technology, unless we are able to obtain a license to use the patent. The cost and availability of a license to a patent cannot be predicted, and the likelihood of obtaining a license at an acceptable cost would be lower if the patent holder or any of its licensees is using the patent to develop or market a diagnostic test with which our diagnostic test would compete. If we could not obtain a necessary license, we would need to develop or obtain rights to alternative technologies, which could prove costly and could cause delays in diagnostic test development, or we could be forced to discontinue the development or marketing of any diagnostic tests that were developed using the technology covered by the patent.

We have issued patents and patent applications pending worldwide that are owned by or exclusively licensed to the Company. We and our collaborators expect to continue to file and prosecute patent applications covering the products and technology that we commercialize. However, there is no assurance that any of our licensed patent applications, or any patent applications that we have filed or that we may file in the future in the United States or abroad, will result in the issuance of patents.

Our success will depend in part on our ability to obtain and enforce patents and maintain trade secrets in the United States and in other countries. If we are unsuccessful in obtaining and enforcing patents, our competitors could use our technology and create diagnostic tests that compete with our diagnostic tests, without paying license fees or royalties to 20/20.

The relatively recent Supreme Court decisions in *Mayo Collaborative Services v. Prometheus Laboratories*, Inc. and *Alice Corp. v. CLS Bank Int'l* may adversely impact our ability to obtain strong patent protection for some or all of our diagnostic tests and associated algorithms.

The preparation, filing, and prosecution of patent applications can be costly and time consuming. Our limited financial resources may not permit us to pursue patent protection of all of our technology and diagnostic tests throughout the world, even where we have legally binding patent protection and trade secret rights.

Even if we are able to obtain issued patents covering our technology or diagnostic tests, we may have to incur substantial legal fees and other expenses to enforce our patent rights in order to protect our technology and diagnostic tests from infringing uses. We may not have the financial resources to finance the litigation required to preserve our patent and trade secret rights.

The process of applying for and obtaining patents can be expensive and slow.

The preparation and filing of patent applications, and the maintenance of patents that are issued, may require substantial time and money. A patent interference proceeding may be instituted with the United States Patent and Trademark Office, or USPTO, when more than one-person files a patent application covering the same technology, or if someone wishes to challenge the validity of an issued patent.

Our patents may not protect our diagnostic tests from competition.

We might not be able to obtain any patents beyond those that have been issued by the USPTO, and any patents that we do obtain might not be comprehensive enough to provide us with meaningful patent protection.   There will always be a risk that our competitors might be able to successfully challenge the validity or enforceability of any patent issued to us.

Risks Related to Our Dependence on Third Parties

There are a limited number of manufacturers of molecular diagnostic equipment and related chemical reagents necessary for the provision of our diagnostic tests.

The test panels and algorithms that we have developed and will continue to develop rely on the certain analytic equipment. There are only a few manufacturers of the equipment we will need and the chemical reagents that are required for use with a particular manufacturer's equipment will be available only from that equipment manufacturer. If the manufacturer of the equipment we acquire discontinues operation or if we and other testing laboratories experience supply or quality issues with their equipment or reagents, it may become necessary for us to adjust our products for different analytic equipment, which would require additional experiments to ensure reproducibility of our test results using the new equipment. As a result, we may be unable to provide our diagnostic products for a period of time.

To achieve widespread use of our diagnostic test and commercial scale, individual consumers will need convenient access to blood draw services, but we cannot guarantee that these service providers will be willing to perform them.

The large laboratory testing chains in each of the countries in which we conduct business should be under contract with 20/20 before we can achieve widespread adoption of our cancer diagnostic tests so that consumers can easily obtain a blood draw. There is no assurance that we will be able to obtain the contractual obligations needed to achieve widespread use of our cancer diagnostic tests and commercial scale.

If we fail to enter into and maintain successful strategic alliances for diagnostic tests that we elect to co-develop, co-market, or out-license, we may have to reduce or delay our diagnostic test development or increase our expenditures.

To facilitate the development, manufacture and commercialization of our diagnostic tests we may enter into strategic alliances with hospitals and biomedical research institutes, biotechnology and diagnostics companies, clinical testing reference laboratories, and marketing firms in many of the countries in which we do business. We will face significant competition in seeking appropriate alliances. We may not be able to negotiate alliances on acceptable terms, if at all. If we fail to create and maintain suitable alliances, we may have to limit the size or scope of, or delay, one or more of our product development or research programs, or we may have to increase our expenditures and may need to obtain additional funding, which may be unavailable or available only on unfavorable terms.

In some countries we may license marketing rights to diagnostics or clinical laboratory companies or to a joint venture company formed with those companies. Under such arrangements we might receive only a royalty on sales of the diagnostic tests developed or an equity interest in a joint venture company that develops the diagnostic test. As a result, our revenues from the sale of those diagnostic tests may be substantially less than the amount of revenues and gross profits that we might receive if we were to market and run the diagnostic tests ourselves.

We may become dependent on possible future collaborations to develop and commercialize many of our diagnostic test candidates and to provide the manufacturing, regulatory compliance, sales, marketing and distribution capabilities required for the success of our business.

We may enter into various kinds of collaborative research and development, manufacturing, and diagnostic test marketing agreements to develop and commercialize our diagnostic tests. There is a risk that we could become dependent upon one or more collaborative arrangements. A collaborative arrangement, upon which we might depend might be terminated by our collaboration partner or they might determine not to actively pursue the co-development of our diagnostic tests. A collaboration partner also may not be precluded from independently pursuing competing diagnostic tests or technologies.

Risks Related to Doing Business in China and Other Countries

Certain jurisdictions in which we do business may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States.

We currently conduct business in China and other foreign jurisdictions. In order to do business in these countries, we are required to comply with the laws of those countries, including restrictions on exporting currency, requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions also entails political risk over which we have no control and for which we are unable to obtain insurance on acceptable terms. These countries also have different judicial systems, which may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. We can provide no assurance that the applicable laws of such foreign jurisdictions will not be changed in ways unfavorable to the Company, or that applicable laws will be adequately enforced in order to provide the same levels of protection accorded to the Company in the United States.

Risks Related to Our Stock

Because we do not pay dividends, our stock may not be a suitable investment for anyone who needs to earn dividend income.

We do not pay cash dividends on our stock. For the foreseeable future we anticipate that any earnings generated in our business will be used to finance the growth of our business and will not be paid out as dividends to our shareholders. This means that our stock may not be a suitable investment for anyone who needs to earn current income from his or her investments.

You may experience dilution of your ownership interests if we issue additional shares of common stock or preferred stock. Additional shares of our stock may become eligible for public sale, and the sale of those shares could create downward pressure on the trading price of our common stock.

In the future, we may issue additional equity securities, resulting in the dilution of the ownership interests of our present shareholders, unless those shareholders make additional investments to maintain their ownership percentage. We may issue additional common stock or other securities that are convertible into or exercisable for common stock in order to raise additional capital, or in connection with hiring or retaining employees or consultants, or in connection with future acquisitions of licenses to technology or rights to acquire diagnostic tests in connection with future business acquisitions, or for other business purposes. The future issuance of any such additional common stock or other securities may create downward pressure on the trading price of our common stock.

We may also issue new classes of preferred stock having rights, preferences, and privileges senior to the rights of our common stock with respect to dividends, rights to share in distributions of our assets if we liquidate our company, or voting rights. Any preferred stock may also be convertible into common stock on terms that would be dilutive to holders of common stock.

The Series A-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-2 Preferred Stock. Because the Series A-2 Preferred Stock has not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state or non-United States jurisdiction, the Series A-2 Preferred Stock is subject to transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series A-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of a return on your investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the offering deadline.

The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the minimum amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the minimum amount, at which time it will be returned to you without interest or deduction, or the Company receives the minimum amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers are granting a proxy to vote their Securities to Democracy VC Partners LLC, or Democracy VC Partners, an affiliate of the Intermediary, and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

At the closing of this offering of our Securities, you will sign a proxy that gives Democracy VC Partners the right to vote the Securities that you are acquiring in this offering on all matters coming before the holders of the Securities for a vote. Democracy VC Partners does not have any fiduciary duty to you to vote your Securities in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Securities. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of Securities in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our certificate of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our Securities, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the offering price or at any other price.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company.

Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to file a registration and have it declared effective, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other information, the Risk Factors discussed above.

Under §1021 of the Internal Revenue Code, qualified investment in the private stock of a small business may qualify for an exemption from federal capital gains tax. However, the Company can provide no assurance that any investment made now will qualify for the exemption.

Under §1021 of the Internal Revenue Code, in the event that a company qualifies as a "small business" and that an investor in that company's private stock holds such stock for at least five years, any capital gains from the sale of such stock may qualify for an exemption from Federal capital gains income tax. We can provide no assurance that the Company will be deemed a "small business" under I.R.C. §1021 or that any investments cn be held for the requisite five years.

Equity investments in the Company may qualify for a 50% biotechnology tax credit refund under the Maryland Investment Incentive Tax Credit (BIITC) program. However, we can provide no assurance that investors will receive the BIITC tax credit refund.

Under the Maryland Biotechnology Investment Incentive Tax Credit program, if an investor makes a qualified equity investment in a Qualified Maryland Biotechnology Company (QMBC) and meets other requirements, the investor may be entitled to a tax credit of up to 50% of the amount of the qualified equity investment up to a maximum of $250,000. We have no control over whether a tax credit would be issued by the State of Maryland to any particular investor, and whether the investor meets the other requirements to actually claim the credit. Furthermore, there can be no assurance that the Company will continue to qualify as a QMBC or that investors in our equity securities will receive the biotech tax credit.

BUSINESS

Description of the Business

The mission of 20/20 GeneSystems, Inc. is to reduce cancer mortality in the U.S. and around the world through early detection. To do so we use machine learning and big data analytics to substantially improve the accuracy of tumor biomarkers tested in millions of individuals around the world. Our products include a blood test for early lung cancer (www.BloodTestforLungCancer.com) and a soon to be launched multi-cancer test for screening at least 5 cancers from one blood sample (www.OneTestforCancer.com). Our legacy businesses include a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide (www.BioCheckInfo.com).

Summary of Cancer Detection Blood Test Products

Product / Service	Intended Clinical Use	Current Market (as of Oct. 2017)
PAULAs Test+ for the early detection of lung cancer. A CLIA lab based test that measures tumor antigens, an autoantibody, and various clinical factors. Uses Random Forest, a type of Machine Learning.	Identify possible early lung cancer in individuals at risk of lung cancer due to age and smoking history. Gateway to low-dose CT scans in the 98% of high risk smokers who do not comply with yearly CT screening.	Currently offered in the USA only; possible launch in Japan in Q4 2017
Lung Nodule Assessment Algorithm (Chinese brand name). Uses machine learning that combines biomarker levels with clinical factors.	Assists in resolving ambiguous pulmonary nodules following CT scan of the chest.	Being introduced in China by My BioMed Ltd.
OneTest for Multi-Cancer Screening. Based on serum biomarkers tested for millions of individuals worldwide but substantially improved with a proprietary machine learning algorithm.	Yearly screening of adults age 45+ without signs or symptoms of cancer	Working to introduce in the U.S. Q'2 2018.

PAULAs Test+ is the first combinatorial blood test for the early detection of lung cancer that incorporates a machine learning algorithm. In the U.S. 20/20 has introduced PAULA's Test+ ™ a CLIA licensed lab and lung cancer test that has incorporated a new machine learning algorithm recently co-developed and validated by the Cleveland Clinic.

We are working to follow this product with *OneTest* a universal multi-cancer test and algorithm to screen for multiple cancer types from one blood sample. The test is based on data from over 40,000 individuals tested with the seven-biomarker panel over a 12-year period. Importantly, 20/20's combinatorial algorithms and analytics substantially improve the accuracy of cancer tests currently used by physicians, hospitals, clinical labs, and health check centers in many parts of the world -- without requiring new equipment or change in diagnostic testing practice. The algorithm combines the levels of protein biomarkers--like CEA, AFP, PSA, and the like with patient information (age, gender, smoking history, etc.). We report patient risk of having 5 or more cancers (liver, lung, pancreas, and the like) and recommend follow-up testing with the objective of finding early tumors that can be surgically removed before they become fatal. OneTest™ is modeled on the testing approach very common in East Asia where millions of healthy individuals receive yearly cancer blood test as part of annual health check-ups.

For China and East Asia, 20/20 has developed software with an algorithm to substantially improve the accuracy of lung cancer screening already common in that region. The algorithm was developed using data from over 1,000 Chinese patients that have an ambiguous pulmonary nodule following a CT scan. The test is being introduced in China by My-BioMed, Ltd., of Shanghai.

Commercial Strategy

As a software analytics layer resting on top of existing equipment, 20/20's tests utilize the installed base of established tumor marker detection kits and automated instruments available from companies like Roche Diagnostics, Abbott Diagnostics, Siemens Diagnostics, and others in thousands of clinical testing labs worldwide, thereby permitting us to scale globally. Each of these thousands of labs will have a strong financial incentive to market the tests and 20/20's algorithms to physicians in their network. To the best of our knowledge no other company has yet commercialized a scalable lung or multi-cancer test utilizing the biomarker platforms and algorithm approach adopted by 20/20.

At least for the U.S. we have adopted both Business-to-Business ("B2B") and Business-to-Consumer ("B2C") commercial / sales models. The B2B model involves partnerships with smaller clinical testing labs such as those that are owned by or affiliated with primary care practitioner ("PCP") groups. With this model the PCP offers our tests to their patients, collects the fee, runs the tests in their labs, and accesses 20/20's cloud based algorithms on a pay-per-test basis. This structure provides a substantial financial incentive for the PCP to drive test volume while providing a unique service to their patients that parallels but improves upon testing practices untaken by millions of individuals outside the U.S.

Our B2C model involves direct-to-consumer engagement. Individuals interested in our tests can order them from our website and then receive a prescription either from their own PCP or from a telemedicine service provider that we direct them to. (We always recommend consumers to receive and interpret test result only through a physician or other qualified medical practitioner.) The prescription will then be taken to a national clinical laboratory chain (e.g. Quest Diagnostics, LabCorp, BioReference Labs, etc.) where they will have a blood sample taken and the biomarker tests will be run. The biomarker values will be reported back to 20/20 where we will enter those into our algorithms and produce a report with the various cancer risk scores, etc.

Overseas our commercialization models will vary and will be implemented by our marketing partners in each country. One such marketing partnership is already in place (My-BioMed in China) and several others are pending. 20/20 has received interest from a number of large software and diagnostics companies that are actively seeking to make near-term alliances with, and acquisitions of, companies at the intersection of healthcare and artificial intelligence. A marketing partnership in China will result in revenue from that country, home to the world's largest population of smokers, with large streams of clinical data that will enhance 20/20's proprietary database and support growth of the US market as well.

Other products of the Company include BioCheck®, a patented test kit sold to first responders (profitable) and various tests for late stage cancers (prostate, kidney) to select optimum treatment regimens. Those products can be licensed or spun off or otherwise advanced to create additional shareholder value.

Competition

The Company's primary competitors are leading competitors for our lung cancer test, including OncImmune and OncoCyte. While no marketed product currently compete with our proposed OneTest™ multi ("pan") cancer test there are many emerging companies seeking to use "liquid biopsy" and "next-gen sequencing" for pan-cancer testing.

To our knowledge we are the first company to develop and bring to market--in the U.S. and China--machine learning algorithms developed from and used with standard biomarker tests run in thousands of Health Check Centers in East Asia and around the world. Accumulation of high-quality data to build these algorithms was a multi-year effort, a substantial barrier to entry. As one of the first movers, data we collect from individuals who use our test will be fed back into the machine learning algorithm resulting in further accuracy improvement.

Immunovia (FN: IMMNOV): Founded in 2007, Immunovia is a Swedish diagnostics company. The company has developed a platform called IMMray™, which combines a single-chain fragment variable antibody library and an algorithm to interpret information from a drop of blood. It can be used for IMMray™ PS, an instrument for proteome scanning for biomarker discovery. IMMray™ PanCan-d is the first test based on Immunovia's platform and can detect early-stage pancreatic cancer – it's currently undergoing clinical studies.[2] Immunovia is also developing IMMray™ SLE-d to diagnose lupus.[3] As of September 14, 2017, Immunovia's market capitalization was kr1.77 billion[4] (~$220 million).

VolitionRx (NYSE: VNRX): Established in 2010 in Belgium, VolitionRX develops blood-based cancer tests (Nu.Q™) based on the science of Nucleosomics®, which identifies and measures nucleosomes in the bloodstream.[5] Its lead product focuses on colorectal cancer, and the company has recently announced a colorectal cancer screening trial containing 13,500 subjects.[6] VolitionRx is also currently developing products for pancreatic and lung cancers.[7] On September 14, 2017, VolitionRX's market capitalization was $76.11 million.[8]

OncoCyte™ (NYSE: OCX): Founded in 2009 in California, OncoCyte is creating liquid biopsy (blood and urine) diagnostics to screen for lung, breast, and bladder cancer. Its diagnostics detect biomarkers associated with the specific types of cancer by using a proprietary set of cancer markers and a mathematical algorithm called a Gene Expression Classifier.[9] The company expects to commercially launch its lung cancer test in late 2017.[10] OncoCyte's market capitalization was $187.86 million on September 14, 2017.[11]

OncImmune® (LON: ONC): Established in 2006 in Nottingham, UK, OncImmune develops tests for early cancer detection using simple blood tests and autoantibody assay technologies. It launched its platform technology, EarlyCDT®, in 2009. Its first test, EarlyCDT®-Lung, launched in 2012 and is now available in the U.S., the UK, and other regions, with over 150,000 commercial tests sold. OncImmune aims to further develop EarlyCDT®, specifically for liver and ovarian cancers.[12] The company's market capitalization, as of September 14, 2017, was £67.64 million[13] (~$90.57 million).

Biocept (NASDAQ: BIOC): Founded in 1993, Biocept is a diagnostics company specializing in detecting and analyzing associated biomarkers found in circulating tumor cells (CTCs) and circulating tumor DNA (ctDNA) through its Targeted Selector™ technology.[14] Patients or doctors can send blood samples to Biocept to test for lung, breast, gastric, colon, or prostate cancers, as well as for melanoma.[15] Results are received five to seven days after.[16] Biocept's market capitalization on September 14, 2017, was $40.84 million.[17]

GRAIL: Founded in 2016 in Menlo Park, California, GRAIL is aiming to effectively diagnose cancers early in asymptomatic patients through blood tests. Its screening tests to detect ctDNA are powered by data science, clinical trials, and Illumina®'s (its parent company) sequencing technology. Although GRAIL is a new company, Illumina is a $2.4 billion firm that makes a large percentage of DNA sequencing machines used by scientists and doctors.[18] GRAIL has already raised over $1 billion in funding led by ARCH Venture Partners along with Amazon, Bezos Expeditions, Bill Gates, and other investors.[19]

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[2] http://immunovia.com/about/
[3] http://www.businesswire.com/news/home/20160509005743/en/Immunovia-AB-Immunovia-Joins-40-Global-Pancreatic
[4] https://finance.yahoo.com/quote/IMMNOV.ST?p=IMMNOV.ST
[5] https://www.linkedin.com/company-beta/1364072/
[6] https://www.wsj.com/articles/PR-CO-20170718-905603
[7] http://volitionrx.com/
[8] https://finance.yahoo.com/quote/VNRX?p=VNRX
[9] http://www.oncocyte.com/technology/
[10] http://www.oncocyte.com/products/lung-cancer/
[11] https://finance.yahoo.com/quote/OCX?p=OCX
[12] http://oncimmune.com/about-oncimmune/
[13] https://finance.yahoo.com/quote/ONC.L?p=ONC.L
[14] https://www.linkedin.com/company-beta/80105/
[15] https://biocept.com/technology/melanoma-offering/
[16] https://biocept.com/patients/
[17] https://finance.yahoo.com/quote/BIOC?p=BIOC
[18] https://www.forbes.com/sites/matthewherper/2017/01/05/grail-which-aims-to-invent-blood-test-to-detect-cancer-to-raise-1-billion/#b409a4d37928
[19] https://www.linkedin.com/company-beta/10399839/

Chronix Biomedical: Established in 1997 and headquartered in San Jose, California, Chronix Biomedical offers blood tests for cancer detection and monitoring. With Next Generation Sequencing – a technique that allows the sequencing of the whole human genome – circulating cell-free DNA (cfDNA) from dying cells can now be detected and sequenced.[20] The company's tests consist of CNI Monitor (early determination of cancer therapy success)[21], CNI Screen (early determination of cancer presence)[22], and CNI Second Opinion™ (prostate and breast cancer evaluation).[23] In 2017, Chronix raised $8 million in funding.[24]

CellMax Life: Founded in 2013 in Mountain View, California, CellMax Life detects and helps manage cancer at an early stage through its blood and saliva tests. Using its proprietary SMSEQ Platform, CellMax Life can detect ctDNA from a blood sample, and its CellMax-DNA Genetic Cancer Risk Test can identify 98 genes across 25 hereditary cancers from a saliva sample. Separately, its CMx Platform uses a biomimetic, lipid-bilayer microfluidic chip to detect CTCs in a blood sample.[25] In 2016, the company received $9 million in funding led by Artiman Ventures and multiple Taiwanese investors, bringing its total funding to $14 million.[26]

Customer Base

Over 3,500 individuals have been tested to date with our PAULAs test for the early detection of lung cancer. We also have a legacy product for screening suspicious powders that has been used by more than 1,000 fire departments and other emergency responder organizations worldwide. These customers are also a target of our lung cancer test due to proven increase in lung cancer risk among firefighters.

Intellectual Property

20/20 GeneSystems owns or licenses 10 patent families related to cancer diagnostics and biowarfare detection. As of August 2017, there are 15 granted patents and 10 pending applications in the U.S. and various other jurisdictions including Canada. The most recent addition to the patent portfolio is U.S. Patent No. 9,753,043 which covers method and algorithms for the early detection of lung cancer. The earliest patent family has a projected expiry of 2020, with other families expiring up through 2037 (based on priority date and projected expiry for pending applications1 or granted patents included in each family).

Governmental/Regulatory Approval and Compliance

Based on advice of regulatory counsel, we do not believe that our products will require pre-market approval from the U.S. Food and Drug Administration (FDA) or its counterparts in other countries that we plan to do business. In the U.S. 20/20's products fall into one of two categories: (i) Laboratory Developed Tests (LDTs) or (ii) Clinical Decisions Support Software (CDSS).

Laboratory Developed Tests. LDTs are tests run in the laboratory of the company that developed them. PAULAs test is currently an LDT. LDTs are not regulated by the FDA but rather under a different regulatory regime called CLIA (Clinical Laboratory Improvement Amendments). In September 2017, following an inspection by government authorities, 20/20's CLIA license was renewed for another two-year term.

CDSS. On December 13, 2016, the 21st Century Cures Act was signed into law. Among the many provisions of the Cures Act was the exclusion of certain medical decision support software from the FDA's jurisdiction. As of the date of this Form C the FDA has not issued rules implementing provisions of the Cures Act relating to CDSS. However, in June 2017 the Trump Administration's new FDA Commissioner Scott Gottlieb, M.D. who is widely deemed to have a more moderate view of regulation than his recent predecessors issued a new Digital Health Innovation Plan with the goal of "giving entrepreneurs more opportunities to develop products that can benefit

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[20] http://chronixbiomedical.com/about-us/#technology
[21] http://chronixbiomedical.com/cni-monitor/
[22] http://chronixbiomedical.com/cni-screen/
[23] http://chronixbiomedical.com/cni-2nd-opinion/
[24] https://finnewsdaily.com/chronix-biomedical-8-00-million-fundraising-john-dipietro-filed-jul-18-sec-filing/
[25] https://cellmaxlife.com/science/
[26] https://cellmaxlife.com/cellmax-life-raises-14m-venture-funding-launches-precision-cancer-testing-company-early-detection-optimal-management-cancer/

people's lives." A key feature of the plan is a novel, post-market approach to regulation of digital medical devices (i.e. let the devices enter the market before the FDA approves them and then assess how they perform in the real-world). Operating under the assumption that seeking FDA approval for 20/20's products is optional but that approval could improve the adoption rates and eventual insurance coverage decisions, 20/20's strategy is to seek FDA approval before the end of 2019. In so doing 20/20 will present to the FDA Real World Evidence (RWE) data from tens of thousands of individuals tested with its products in the U.S. and overseas. On August 31, 2017, the FDA issued Guidance on the "Use of Real-World Evidence to Support Regulatory Decision-Making for Medical Devices." The Guidance provides that "in some cases, a 'traditional' clinical trial may be impractical or excessively challenging to conduct" and that use of RWD "may in some cases provide similar information with comparable or even superior characteristics to information collected and analyzed through a traditional clinical trial."

Litigation

The Company is not currently involved in any litigation, and is not aware of any pending litigation.

Basis for Valuation and Opportunities for Investor Return

20/20's current valuation was derived from a valuation negotiated in 2015 with leaders of the Keiretsu Forum, the largest professionally managed Angel investor network in the U.S. Added to that valuation was the amount raised in our Series A round to date coupled with an additional premium for progress made over past 18 months in executing on our business plan.

Other

The Company's principal address is 9430 Key West Ave., Rockville, MD 20850. The Company conducts business in all 50 states of the U.S., and in more than a dozen overseas countries, including China.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.


USE OF PROCEEDS


The following table lists the use of proceeds of the offering if the minimum amount and maximum amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$5,250.00	7.00%	$74,900
Campaign marketing expenses or related reimbursement	10.00%	$7,500.00	6.00%	$64,200
Estimated Attorney Fees	10.00%	$7,500.00	1.00%	$10,700
Estimated Accountant/Auditor Fees	13.00%	$9,750.00	1.00%	$10,700
General Marketing	33.00%	$24,750.00	30.00%	$321,000

Research and Development	17.00%	$12,750.00	30.00%	$321,000
Working Capital	10.00%	$7,500.00	25.00%	$267,500
Total	**100.00%**	**$75,000.00**	**100.00%**	**1,070,000**

_____

The Company may alter the use of proceeds at its discretion.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

John G. Compton, Ph.D. – Chairman
John Compton, Ph.D., a 20/20 stockholder, has served as Chairman of the Board since July 13, 2016. Previously Mr. Compton has served as Scientific Director and Co-President of GeneDx Inc., (2000-2006) the assets of which were acquired by BioReference Laboratories (now part of Opko) in September 2006. He then served as the operating Co-President and Scientific Director of GeneDx 2007-2013 and Vice-President of BioReference Laboratories 2007-2013. GeneDx is a world leader in Genomics with an acknowledged expertise in rare and ultra rare genetic disorders, as well as one of the broadest menus of sequencing services available among commercial laboratories. GeneDx provides testing to patients and their families in more than 55 countries. See http://www.genedx.com. Mr. Compton has 25 years experience in the development and application of molecular biological techniques to answer questions about genetics and epidermal differentiation, and has authored more than 60 publications in the field. He holds B.S. degrees in Physics and Biology from MIT, received his Ph.D. from the University of California, Berkeley in Biophysics, and did his post-doctoral training in protein-DNA interactions at the Baylor College of Medicine. In 2003 he was awarded the Entrepreneur of the Year award by the Technology Council of Maryland.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
July 2016 until present – Chairman of the Board

Jonathan Cohen—President, CEO and Director
Mr. Cohen is the founder, President and Chief Executive Officer and a Director of the Company. Under his leadership, the Company has brought in over $15 million in total equity and grant funding and launched two successful products. Active in public policy initiatives on behalf of the biotechnology industry, Mr. Cohen conceived of and helped bring about the passage of the Maryland Biotechnology Investment Tax Credit, which we believe is widely deemed to be the most effective investment incentive in the U.S. for early stage biotech companies. He has testified before several Congressional committees and is the architect of the Innovative Technologies Investment Incentive Act, which was introduced by Rep. Chris Van Hollen in 2011. Mr. Cohen is a founding director of the Small Biotechnology Business Coalition. Before founding the Company, Mr. Cohen was patent and general counsel for two publicly traded companies: Ventana Medical Systems Inc. (acquired by Roche diagnostics in 2008) (1999–2000) and Oncor Inc. (1997–1999). Mr. Cohen is a registered patent attorney with more than 18 years of experience in biotechnology patents and licensing matters. He Cohen has a Master of Science Degree in Biotechnology from Johns Hopkins University and a law degree from the American University.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
August 7, 2000 (inception) until present – President, CEO and Director

He Shen - Director
Mr. He Shen has 20 years of investment banking experiences in New York and London, with expertise in private equity, structured capital markets, regulatory capital, corporate finance and derivatives. Most recently, Mr. Shen was retained by Australian and New Zealand Banking Group and China Blue Focus Communications Group to advise

their international CEOs on capital and balance sheet optimization. In the meantime, Mr. Shen has been actively involved in Keiretsu Forum, one of the world's largest angel investor networks, and has invested in over 20 companies ranging from consumer products to software and biotechnologies during the past year. Until 2015, Mr. Shen spent 10 years at Lloyds Banking Group where he co-headed Strategic Transactions Group, which included over 20 professionals with structured finance, legal, accounting, tax, and capital markets/derivatives expertise. Prior to joining Lloyds Banking Group, Mr. Shen worked in the Global New Product Development Group of Merrill Lynch where he originated and developed cross border enhanced yield investment products for financial institutions globally, and he was also involved in structuring and executing innovative hybrid capital instruments for US and European banks and insurance companies. Additionally, Mr. Shen worked in the Structured Products Group of Donaldson Lufkin & Jenrette / Credit Suisse where he was focused on product development, origination and execution of innovative debt and equity financing structures for investment banking clients with customized accounting / tax / regulatory / rating agency benefits. Mr. Shen is fluent in Chinese and English, and has the CFA qualification, a B.S. in Electrical Engineering and a B.A. in Economics and Business from Lafayette College of USA.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
July 2016 until present –Director

Michael A. Ross, M.D. - Director
Dr. Ross is the Chairman and CEO of Euclid Systems Corporation (Herndon, VA) where he led the growth of this ophthalmic medical device company from $3.1 million to over $8.1 million in revenue in only years. The bulk of Euclid's sales are in China and East Asia where Michael visits 4-5 times per year. (He has participated in meetings with 20/20 and Chinese hospital collaborators.) Prior to joining Euclid, he was CEO of E-P Therapeutics, and was a Medical and Scientific Advisor to StemCyte, Inc. Michael was elected to the board of the Generic Pharmaceuticals Association by my peers after only two years in the industry. Board certified in Obstetrics and Gynecology he was a founding member of a OB-GYN-Infertility practice in Northern Virginia From 1980 through 2007. Dr. Ross has been a Clinical Professor of Obstetrics and Gynecology, George Washington University Medical Center since 1979 and has served on the Boards of Directors of several biotech and medical device companies.
All positions and offices held with the Company and date such position(s) was held with start and ending dates
July 2016 until present –Director

Richard M. Cohen, CPA - Director (No relation to Jonathan Cohen)
Mr. Cohen is an experienced CEO/CFO at public and private companies. His professional experience includes biotech, financial services and diversified media and he maintains excellent contacts with capital financing sources on and off Wall Street. He was the CEO, CFO, and Board Member of CorMedix Inc., Bridgewater, NJ (2010 – 2013) a publicly traded (NYSE) medical device/biotechnology company with intrapericardial therapy product targeted to markets in the U.S. and Europe. He has served on the Board of Directors of Helix BioMedix, Inc. – Audit Committee Chair (2006 – Present) CorMedix Inc. – Audit Committee Chair (2010 – 2013) and Rodman & Renshaw – Audit Committee Chair (2008 – 2012). Cohen's academic credentials include an MBA, Stanford University 1975, BS with honors, Wharton School, University of Pennsylvania.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
July 2016 until present –Director

Jayson Lee - Director (Representing Ping An Ventures)
Jayson Lee, is an Executive Director at Ping An Ventures, a 10% shareholder of 20/20 GeneSystems, Inc. Ping An Ventures is the investment arm of Ping An, one of the largest health and life insurance companies in China. At Ping An Ventures Jayson focuses on direct investment in the healthcare sector with an emphasis on Series B and pre-IPO companies. Previously Jayson was Executive Director at BE Capital (Beijing China) where he also focused on healthcare investments and the China Development Investment Bank.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
July 2016 until present –Director

Christopher Apfel - Director
Dr. Apfel is the founder, chief executive officer, and chairman of the board of SageMedic. Prior to starting SageMedic, he was a Professor in the Department of Anesthesia at UCSF, where he worked as a clinician and led the Clinical Research Core. He is a nationally and internationally known authority on designing, conducting, and publishing highest quality clinical trials with thousands of patients that have changed medical practice with over 100 peer-reviewed publications. Most notable, he developed the "Apfel Score," a standard tool that is now used in clinical practice world-wide. He also teaches clinical trial design as an Adjunct Associate Professor at UCSF and is the Chair of the Life Science Committee at the Keiretsu Angel Investment Forum and a member of Life Science Angels in the Bay Area. Dr. Apfel is a California licensed physician with 20+ years of clinical experience in anesthesiology, critical care medicine, and emergency medicine. He received his medical degree (MD) and his doctoral degree (PhD equivalent) from Justus-Liebig-Universität Giessen, Germany, and his master of business administration (MBA) from The Wharton School of Business, University of Pennsylvania, PA.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
January 2016 until present –Director

John Rollins—Nominee to be Director Representing Series A Preferred Shareholders
John W. Rollins of Washington, D.C. is a Preferred Shareholder of 20/20 and an active investor with the Keiretsu Forum and other Angel investor organizations. From 2001-2014 he taught a course in Entrepreneurship at the George Washington University School of Business and founded the GW New Venture Competition. Prior to that he served for three decades as the CEO and Chairman of AZTECH Software Corporation (Bethesda, MD), the nation's first specialized provider of information technology services to membership associations. John's Board experiences include serving as a Director of the MedStar Georgetown University Hospital (Vice Chair) and Washington Hosptial Center (Vice Chair and Treasurer) and the U.S. Association for Small Business & Entrepreneurship.

(Upon the election to the Board of Mr. Rollins, expected before November 1, 2017, the Board service of Chris Apfel, M.D., currently the elected representative of the Series A Preferred Shareholders will end.)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has eight (8) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,632,608
Voting Rights	One vote per share
Anti-Dilution Rights	None
How the Securities may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These securities are junior to the Securities being issued in this Regulation CF offering
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the offering if convertible securities).	75.6%

Type of security	Series A Preferred Stock
Amount outstanding	846,368
Voting Rights	The Series A Preferred Stock votes on an as converted basis with the Common Stock and also has certain protective provisions as provided for in the Company's certificate of incorporation.
Anti-Dilution Rights	Weighted average anti-dilution protection.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	This Security is *pari passu* with the Securities being issued in the Regulation CF Offering.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the offering if convertible securities).	13.8%

Type of security	Series A-1 Preferred Stock
Amount outstanding	651,465
Voting rights	The Series A-1 Preferred Stock votes on an as converted basis with the Common Stock and also has certain protective provisions as provided for in the Company's certificate of incorporation.
Anti-dilution rights	Weighted average anti-dilution protection.
How the Securities may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This Security is *pari passu* with the Securities being issued in the Regulation CF Offering.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the offering if convertible securities).	10.6%

Mr. Jonathan Cohen currently has options to purchase approximately 165,000 shares of our common stock.

The Company does not have any indebtedness for borrowed money.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	846,348	$2,598,414	Marketing, research and development and working capital and general corporate purposes.	October 31, 2014	Section 4(a)(2) and Regulation D
Series A-1 Preferred Stock	651,465	$2,000,000	Marketing, research and development and working capital and general corporate purposes.	January 30, 2016	Section 4(a)(2) and Regulation D

Valuation

Based on the offering price of the Securities, the pre-offering value ascribed to the Company is $23 million.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is broadly held by more than 250 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jonathan Cohen	22.3%

Following the offering, the Purchasers will own 0.33% of the Company if the minimum amount is raised and 4.45% of the Company if the maximum amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and Exhibit B.

Operations

Shortly after this the Company intends to undertake two initiatives that are expected to bring in capital and revenues. Our financing plan involves a campaign under Regulation A that will lead to 20/20 being a public company that trades on a national stock exchange such a NASDAQ or the NYSE.

We plan to increase our marketing campaigns so that product revenues will flow from sales and royalties of one test based on a B2B and B2C marketing campaigns.

Liquidity and Capital Resources

The Company has the following sources of capital in addition to the proceeds from the offering:

We intend to conduct a concurrent private placement under Regulation D. Additionally we are seeking bridge financing that will provide us sufficient financing until the closing of our proposed Regulation A initial public offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Several key employees and independent contractors have deferred a portion of their compensation until the Company closes a financing of at least $500,000. The aggregate amount of these obligations is approximately $60,000-$90,000.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A and Exhibit B.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 328,220 shares of Series A-2 Preferred Stock for up to $1,070,000. The Company is attempting to raise a minimum amount of $74,999.56 in this offering. The Company must receive commitments from investors in an amount totaling the minimum amount by December 14, 2017, or the "offering deadline," in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the offering deadline at its discretion. The Company will accept investments in excess of the minimum amount up to $1,070,000 and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the minimum amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the earlier of the offering deadline or the closing of the offering, using the cancellation mechanism provided by the intermediary. The Company will notify Purchasers when the minimum amount has been reached. If the Company reaches the minimum amount prior to the offering deadline, it may close the offering at least five (5) days after reaching the minimum amount and providing notice to the Purchasers. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the minimum amount is reached, the funds will be released to the Company upon closing of the offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the offering is $101.06.

The offering is being made through First Democracy VC, the intermediary. The following two sections below sets forth the compensation being paid in connection with the offering.

Commission and Fees
The Company will pay the intermediary 7% of the amount raised in the offering. The Company expects fees related to the offering to be approximately $30,000 if the minimum amount is raised and $99,650 if the maximum amount is raised.

Stock, Warrants and Other Compensation
The intermediary will receive a number of shares of Series A-2 Preferred Stock that is equal to 2% (two percent) of the total number of shares of Series A-2 Preferred Stock sold in the offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 30,000,000 shares, $0.01 par value per share, of which 25,000,000 shares are common stock and 5,000,000 shares are preferred stock. As of the date of this Form C, there are 4,632,608 shares of common stock outstanding, 846,368 shares of Series A Preferred Stock outstanding, and 651,465 shares of Series A-1 Preferred Stock outstanding.

Dividends

No dividends will be paid on the Securities unless declared by the board of directors of the Company in its sole discretion.

Conversion

The Securities are convertible into shares of common stock. The conversion rate shall initially be equal to $3.26, subject to adjustment. The Company currently does have enough common stock authorized to issue common stock upon conversion of the Securities.

The following adjustments to the conversion rate may be made: in the event of any stock dividend, stock split, combination or other similar recapitalization there will be an equitable adjustment to the conversion price. In addition, subject to certain exceptions specified in the Company's charter, if the Company issues shares at a price below the conversion price, a weighted average anti-dilution adjustment will be made to the conversion price.

The preferred stock can be converted into shares of common stock at the option of the holder and automatically converts to common stock upon the earlier to occur of: (i) the closing of the sale of shares of Common Stock to the public at a price of at least $9.375 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross proceeds to the Corporation, (ii) the date on which the shares of Common Stock of the Corporation are listed on a national stock exchange, including without limitation NASDAQ or the NYSE, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

The Securities do have a liquidation preference. The liquidation preference is pari passu with other series of preferred stock and senior to the common stock.

The Securities are not callable by the Company.

Voting and Control

The Securities have the following voting rights:

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of Securities is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the Securities held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the Company's charter, the holders of Securities vote together with the holders of shares of Common Stock as a single class.

In addition to the matters set forth in the above paragraph, the certificate of designation of the Securities requires that the size of the Board shall be seven (7) directors. For so long as the Securities are outstanding, the holders of all series of Preferred Stock, including holders of the Securities, shall vote together, as a separate class, to elect one (1) director to the Board. For so long as any shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock shall vote together, as a separate class, to elect one (1) director to the Board. At any given time, one (1) director shall be independent expert in the Corporation's industry and shall be appointed by the other then-current directors. The balance of the Board shall be elected by the holders of the Common Stock.

Each series of preferred stock, including the Securities, also have certain protective provisions or veto rights. Specifically, so long as at least twenty-five percent (25%) of all series of preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Company's charter, the vote or consent of the holders of at least a majority of all series of the Company's preferred stock voting together are necessary for effecting the following corporate actions:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(b) the amendment, alteration or repeal of any provision of the Corporation's Certificate of Incorporation or the Bylaws or otherwise alter or change any right, preference or privilege of the preferred stock in a manner adverse to the preferred stock;

(c) any increase or decrease in the size of the Board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the applicable certificate of designation or any other restriction provisions applicable to any shares in agreements approved by the Board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Corporation;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Company's assets;

(f) any election to engage in any business that deviates in any material respect from the business of the Company as contemplated under any operating plan approved by the Board; or

(g) the waiver of any adjustment to the conversion price applicable to the Securities.

Notwithstanding the foregoing, the holders of the Securities have granted a proxy to Democracy VC Partners, which gives Democracy VC Partners the sole and exclusive right to vote the Securities on behalf of the purchasers of the securities both in connection with routine matters coming before the holders of the Securities for a vote and with respect to the protective provisions described in the bullet points above.

Democracy VC Partners does not have any fiduciary duty to you to vote your Securities in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Securities. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of the Securities to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our certificate of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our Securities, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

Anti-Dilution Rights

The Securities contain weighted average anti-dilution protection.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series A-2 Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's Secretary is also an attorney who represents the Company on certain matters. During the year ended December 31, 2016, approximately $51,000 in attorney fees were incurred to the related party, with approximately $5,000 accrued within Accrued liabilities as of December 31, 2016.

The Company also utilizes the consulting services of a relative of the Company's Chief Executive Officer. During the year ended December 31, 2016, consulting fees of approximately $32,000 were incurred to this related party, with approximately $2,000 accrued within Accrued liabilities as of December 31, 2016.

As of December 31, 2016, the Company has approximately $53,000 due from various limited liability companies controlled by certain shareholders of the Company as a result of funds advanced to them by the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its stockholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Cohen
(Signature)

Jonathan Cohen
(Name)

President and Chief Executive Officer
(Title)

October 13, 2017
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Marc Gordon, CPA
(Signature)

Marc Gordon, CPA
(Name)

Controller
(Title)

October 13, 2017
(Date)

/s/John G. Compton, Ph.D.
(Signature)

John G. Compton, Ph.D.
(Name)

Chairman of the Board
(Title)

October 13, 2017
(Date)

/s/He Shen

(Signature)

He Shen

(Name)

Director

(Title)

October 13, 2017

(Date)

/s/Michael A. Ross

(Signature)

Michael A. Ross

(Name)

Director

(Title)

October 13, 2017

(Date)

/s/Richard Cohen

(Signature)

Richard Cohen

(Name)

Director

(Title)

October 13, 2017

(Date)

/s/Jayson Lee

(Signature)

Jayson Lee

(Name)

Director

(Title)

October 13, 2017

(Date)

/s/Christopher Apfel
_____
(Signature)

Christopher Apfel
_____
(Name)

Director
_____
(Title)

October 13, 2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A   Financial Statements: 2015 and 2016
EXHIBIT B   Financial Statements: 2014 and 2015
EXHIBIT C   Company Summary
EXHIBIT D   Subscription Agreement
EXHIBIT E   Certificate of Designation of Series A-2 Preferred Stock
EXHIBIT F   Video Transcript #1
EXHIBIT G   Video Transcript #2
EXHIBIT H   Investor Deck

EXHIBIT A
Financial Statements:
2015 and 2016

20/20 GENESYSTEMS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2016 (UNAUDITED) AND 2015
(AUDITED)

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

20/20 GeneSystems, Inc.
Index to Financial Statements

dbb_mckennon_

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
20/20 Gene Systems, Inc.
Rockville, MD

We have reviewed the accompanying financial statements of 20/20 GeneSystems, Inc., a Delaware corporation (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying 2016 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and unpredictable revenue stream raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Continued

1

Report on 2015 Financial Statements

The 2015 financial statements were audited by other accountants, and they expressed an unmodified opinion on them in their report dated March 26, 2016. They have not performed any auditing procedures on the financial statements since that date.

dbbMcKennon

Newport Beach, California
October 3, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

20/20 GENESYSTEMS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 (Unaudited) AND 2015 (Audited)

	2016	2015
Assets		
Current assets:		
Cash and cash equivalents	$ 982,225	$ 1,097,894
Accounts receivable, net	44,217	135,693
Inventory	43,864	12,770
Due from related parties	53,354	-
Prepaid expenses	16,074	137,265
Total current assets	1,139,734	1,383,622
Property and equipment, net	16,032	39,735
Intangible assets, net	178,517	157,376
Other assets	12,031	11,248
Total assets	$ 1,346,314	$ 1,591,981
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 134,437	$ 206,107
Accrued liabilities	425,328	471,809
Deferred revenue	688	688
Deferred rent	-	3,213
Line of credit	-	186,731
Total current liabilities	560,453	868,548
Security deposit	1,500	1,500
Total liabilities	561,953	870,048
Commitments and contingencies (Note 6)	-	-
Stockholders' equity:		
Preferred stock A-1, $0.01 par value; 978,000 authorized; 651,465 and -0- shares issued and outstanding, respectively	6,515	-
Preferred stock A, $0.01 par value; 1,303,000 authorized; 846,368 and 818,684 shares issued and outstanding, respectively	8,464	8,187
Common stock, $0.01 par value; 25,000,000 authorized; 4,632,608 and 4,564,294 shares issued and outstanding, respectively	46,326	45,643
Additional paid-in capital	15,372,667	13,089,662
Accumulated deficit	(14,649,611)	(12,421,559)
Total stockholders' equity	784,361	721,933
Total liabilities and stockholders' equity	$ 1,346,314	$ 1,591,981

20/20 GENESYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 (Unaudited) AND 2015 (Audited)

	2016	2015
Revenues - products and services	$ 383,707	$ 544,383
Revenues - grant awards	43,294	363,719
	427,001	908,102
Cost of revenues	256,221	344,807
Gross profit	170,780	563,295
Operating Expenses:		
Sales, general and administrative	1,977,154	1,681,659
Research and development	424,426	773,170
Total operating expenses	2,401,580	2,454,829
Operating income	(2,230,800)	(1,891,534)
Other (income) expense :		
Interest expense	9,472	21,959
Interest income	(4,905)	(1,624)
Loss on sale of assets	-	7,444
Other expense	15,100	13,790
Other income	(22,415)	(61,731)
Total other (income) expense	(2,748)	(20,162)
Net loss	$ (2,228,052)	$ (1,871,372)

20/20 GENESYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 (Unaudited) AND 2015 (Audited)

	Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance, December 31, 2014	-	$ -	-	$ -	4,769,748	$ 47,698	$ 11,203,331	$ (10,550,187)	$ 700,842
Issuance of preferred stock	-	-	605,330	6,053	-	-	1,852,361	-	1,858,414
Exercise of stock warrants	-	-	-	-	7,900	79	-	-	79
Stock conversion	-	-	213,354	2,134	(213,354)	(2,134)	-	-	-
Compensation expense related to stock options	-	-	-	-	-	-	163,967	-	163,967
Cost of raising capital	-	-	-	-	-	-	(129,997)	-	(129,997)
Net loss	-	-	-	-	-	-	-	(1,871,372)	(1,871,372)
Balance, December 31, 2015	-	-	818,684	8,187	4,564,294	45,643	13,089,662	(12,421,559)	721,933
Issuance of preferred stock for cash	651,465	6,515	27,684	277	-	-	2,078,208	-	2,085,000
Shares issued for services	-	-	-	-	68,314	683	177,617	-	178,300
Compensation expense related to stock options	-	-	-	-	-	-	69,680	-	69,680
Cost of raising capital	-	-	-	-	-	-	(42,500)	-	(42,500)
Net loss	-	-	-	-	-	-	-	(2,228,052)	(2,228,052)
Balance, December 31, 2016	651,465	$ 6,515	846,368	$ 8,464	4,632,608	$ 46,326	$ 15,372,667	$ (14,649,611)	$ 784,361

See accompanying independent accountants' review report
and notes to the financial statements

20/20 GENESYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 (Unaudited) AND 2015 (Audited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,228,052)	$ (1,871,372)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	25,295	51,932
Loss on sale of assets	-	7,444
Stock-based compensation	247,980	163,967
Changes in operating assets and liabilities:		
Accounts receivable	91,476	63,922
Inventory	(31,094)	13,549
Prepaid expenses	121,191	(85,557)
Accounts payable	(71,670)	33,477
Accrued liabilities	(46,481)	120,721
Deferred revenue	-	(73)
Deferred rent	(3,213)	(16,031)
Net cash used in operating activities	(1,894,568)	(1,518,021)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(3,646)
Purchase of intangible assets	(22,733)	(23,617)
Proceeds from sale of assets	-	1,675
Related party advances	(53,354)	-
Deposits and other	(783)	-
Net cash used in investing activities	(76,870)	(25,588)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) of the line of credit, net	(186,731)	186,731
Proceeds from issuance of common stock	-	79
Proceeds from sale of preferred stock	2,085,000	1,858,414
Payments made related to fund raising costs	(42,500)	(129,997)
Net cash provided by financing activities	1,855,769	1,915,227
Increase (decrease) in cash and cash equivalents	(115,669)	371,618
Cash and cash equivalents, beginning of year	1,097,894	726,276
Cash and cash equivalents, end of year	$ 982,225	$ 1,097,894
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 9,472	$ 21,221
Cash paid for income taxes	$ -	$ -

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. ("the Company") was founded in May 2000 to develop and commercialize innovative, proprietary diagnostics tests that aid in the fight against cancer. These tests generally fall into two categories:

> Early Detection of Lung Cancer - In 2011, the Company completed clinical and analytical validating of its blood test for the early detection of lung cancer ("Paula's Test"). This validation involved over 1,500 high quality blood samples from more than five different sources in the United States and Europe. Very few novel biomarker tests have been validated to this level. In 2012, the Company launched the test in the Mid-Atlantic for screening smokers and former smokers long before the disease becomes symptomatic. A major pharmaceutical company has an option to acquire the Company's lung cancer testing business at various intervals.

> Personalized Medicine - The Company has developed a patented technology for profiling tumors. Over $5.5 million in government funding has been awarded to use this technology to develop tests to select optimum therapies for cancer patients. These tests will play an important role in the emerging new field of "personalized medicine."

The Company also has a separate biodefense division called 20/20 BioResponse. In 2004, that division began selling a patented kit ("BioCheck") for screening suspicious powders to emergency response organizations worldwide.

Going Concern
The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, the Company has sustained substantial losses from operations since inception and does not have a predictable revenue stream. In addition, the Company has used, rather than provided, cash in its operations. The lack of a proven profitable business strategy that would generate a predictable revenue stream raise substantial doubt for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financings and to pursue a new, less labor intensive approach to sales. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the reported results of operations.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts due from customers, amounts due from grants and awards, and other sources. On December 31, 2016 and 2015, gross customer accounts receivable and receivables from other sources totaled $45,696 and $63,476, respectively. Also, December 31, 2016 and 2015 accounts receivable from grants and awards totaled $0 and $73,696, respectively. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management's determination of the amount deemed uncollectable. An allowance for doubtful accounts of $1,479 and $1,479 is included in accounts receivable at December 31, 2016 and 2015, respectively.

Inventories
Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets - Patents
The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Preferred Stock
Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company.

Revenue Recognition
The Company recognizes revenue from the sale of BioCheck when purchase orders are processed and kits are shipped to customers. Revenue from the sale of Paula's Test is recognized when returned testing kits are processed in the laboratory and the results are reported. Due to the nature of Paula's Test, revenue per test is recorded based on historical average receipts from patients and insurance companies. Revenues from grants and awards are recognized in the period allowable expenses are incurred.

Shipping and Handling
Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $6,472 and $8,466 for the years ended December 31, 2016 and 2015, respectively.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were $5,015 and $10,687 for the years ended December 31, 2016 and 2015, respectively.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Concentrations
The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of December 31, 2016, approximately 69% of total accounts receivable were due from four sources. As of December 31, 2015, approximately 77% of total accounts receivable were due from two sources. During the year ended December 31, 2016, approximately 43% of total revenues were received from three sources. During the year ended December 31, 2015, approximately 59% of total revenues were received from two sources. Management believes the loss of one or more of these customers would have a significant effect on the Company's financial condition.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 is not expected to have any impact on Company's financial statement presentation or disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In May 2017, FASB issued ASU-2017-09, Compensation-Stock Compensation (Topic 718) – Modification Accounting", to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2017-09 on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2016	2015
Office equipment	$ 75,213	$ 75,213
Furniture and fixtures	17,132	17,132
Laboratory equipment	323,890	323,890
Leasehold improvements	5,700	5,700
Total property and equipment	421,935	421,935
Less accumulated depreciation	(405,903)	(382,200)
	$ 16,032	$ 39,735

Depreciation expense was $23,703 and $50,340 for the years ended December 31, 2016 and 2015, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31:

	2016	2015
Issued patents (amortized)	$ 31,840	$ 31,840
Unissued patents (unamortized)	165,781	143,048
Total patents	197,621	174,888
Less accumulated amortization	(19,104)	(17,512)
	$ 178,517	$ 157,376

Amortization expense for intangible assets for the years ended December 31, 2016 and 2015 was $1,592 and $1,592, respectively. Estimated amortization expense on issued patents for the years ending December 31 are as follows:

2017	$ 1,592
2018	1,592
2019	1,592
2020	1,592
2021	1,592
Thereafter	4,776
	$ 12,736

NOTE 5 – LINE OF CREDIT

In July 2015, the Company entered into a $240,000 line of credit agreement with Capefirst Funding, LLC (lender). The line of credit had an interest rate of 18% per annum with interest payable monthly. The line of credit matured July 30, 2016 with final payment and interest due on that date, which could be extended at the lender's option. The lender also had the option to convert a portion or all of the outstanding balance into securities offered by the Company. The line of credit was secured by the Company's assets including current and future proceeds from grant and award contracts. The terms of the agreement also provided the lender with a warrant to purchase 7,817 shares of common stock at an exercise price of $0.01 per share plus $500, for an effective exercise price of $0.07 per share, which expires July 30, 2023. The balance on the line of credit at December 31, 2016 and 2015 was $-0- and $186,731, respectively. The Company incurred interest expense on the line of credit of $9,472 and $18,203 for the years ended December 31, 2016 and 2015, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In August 2011, the Company entered into a lease commencing in December 2011 which expired in November 2016. Under the lease agreement, the Company was to pay an annual rent of $134,975, plus additional operating expenses. The agreement included a 3% annual increase and an option to expand office space. In November 2013, the Company exercised the option to expand the office space for an additional $1,200 per month with a 3% annual increase. In February 2015, the Company surrendered the additional lease expansion and reverted back to the original lease terms with an annual rent of $113,296. Upon expiration, this lease has continued on a month-to-month basis. Total rent expense, including additional operating expenses related to this property, was $120,887 and $115,289, for the years ended December 31, 2016 and 2015, respectively.

In August 2014, the Company entered into an operating lease agreement for an office copier. The lease term was for four years, expiring in August 2018. Monthly payments under the agreement are $526 plus additional operating costs. Total equipment lease expense related to this copier was $6,309 and $6,388 for the years ended December 31, 2016 and 2015, respectively.

Future minimum base lease payments under this lease agreement for the years ending December 31 are as follows:

2017	$	6,312
2018		4,208
	$	10,520

The Company has entered into various agreements related to fundraising and other consulting services that commits the Company to paying certain additional fees contingent upon certain milestones and/or events. The amount of liability, if any, cannot be reasonably estimated. Hence, no liability has been recorded in the accompanying financial statements.

In 2008, the Company entered into three deferred bonus agreements and agreed to pay deferred bonus payments of approximately $500,000. The bonus payments are contingent upon certain specified events, terms and conditions as defined in the agreements. The amount of liability, if any, cannot be reasonably estimated. Hence, no liability has been recorded in the accompanying financial statements.

In November 2000, the Company entered into a licensing agreement with the United States Public Health Service ("PHS") that gave the Company exclusive rights to use several patents owned by PHS. The agreement was subsequently amended in 2005 and 2011. Under the most current agreement, the Company was required to pay minimum annual royalty fees of $7,500 due and payable on January 1 of each calendar year from 2003 through 2011. Further payment of the minimum annual royalty has been deferred until January 1 of the calendar year following the first year the Company achieves annual net sales of the licensed product equal to or greater than $1,000,000. The minimum annual royalty will be due January 1 of each calendar year thereafter.

The PHS agreement also calls for the Company to pay other royalties, including earned royalties, benchmark royalties, and sublicensing royalties. In addition, the agreement requires the Company to reimburse PHS for patent expenses incurred. Reimbursement is due on January 1 of each calendar year beginning in 2013. Minimum reimbursement of $10,000 is due until the Company has achieved $500,000 in net sales of licensed products, $20,000 once the Company has achieved between $500,000 and $1,000,000 in net sales of licensed products, and the balance of the remaining unreimbursed patent expenses due in full once the Company achieves net sales of licensed products of $1,000,000 or upon termination or expiration of the license, whichever comes first. In addition, PHS continues to submit annual requests for reimbursement of patent expenses incurred throughout the preceding year. Unreimbursed patent expenses are included in accrued expenses and were $181,154 and $174,014 at December 31, 2016 and 2015, respectively.

In September 2002, the Company entered into an investment agreement with the Maryland Technology Development Corporation ("TEDCO"). Under this agreement, and three subsequent amendments in 2003, 2007 and 2014, the Company received $250,000 in funding. Per the agreement, the Company is to repay the amount awarded beginning on July 1, 2003. The amount of each payment is equal to 3% of sales revenue from the preceding quarter. Under the agreement, no one quarterly payment can exceed $70,000 and total quarterly payments cannot exceed $70,000 in one year. Additionally, the maximum amount to be repaid is $350,000. The agreement includes certain options to repay the amount awarded through equity. Total royalty expenses incurred under this agreement were $2,252 and $16,333 for the years ended December 31, 2016 and 2015, respectively. This agreement expired in March 2016.

In July 2002, the Company entered into an award and royalty agreement with MdBio, Inc. ("MdBio"). Under this agreement, the Company received $150,000 in funding and is to make payments of 3% of gross sales revenues beginning in June 2003 and ending when a total of $450,000 has been repaid. Total royalty expenses incurred relating to this agreement were $11,302 and $15,994 for the years ended December 31, 2016 and 2015, respectively. The remaining maximum contingent liability was $306,933 at December 31, 2016.

In November 2005, the Company entered into a licensing agreement with the University of Kentucky Research Foundation ("UKRF"). Under this agreement the Company retained exclusive rights to use patents owned by UKRF. The agreement called for a maximum royalty amount to be repaid of $250,000 if the technology was used to generate revenues. The Company has not utilized the license as they believe the technology is unusable. As a result, no amounts are currently due under this agreement.

During 2010, the Company entered into a licensing agreement with Abbott Molecular, Inc. ("Abbott"). Under this agreement, the Company retained exclusive rights to use certain processes and know-how for which Abbott has a patent pending. Under this agreement, the Company is to pay royalties equal to 9% of the service revenue and net sales of each licensed product sold or otherwise disposed of prior to the issuance of the related patents and 18% of sales revenue or net sales of each licensed product sold or otherwise disposed of once the related patents are issued. Royalties will be deferred until either the Company's lung cancer testing business is acquired by Abbott or another third party or the value of the royalties exceeds $1,000,000. The agreement also allows Abbott first right to acquire the Company's lung cancer testing business at various intervals. For the years ended December 31, 2016 and 2015 total royalty expenses incurred under this agreement were $1,890 and $4,169, respectively.

In May 2011, the Company received a grant from the Maryland Biotechnology Center ("MBC"). Under this grant agreement, the Company was to receive $200,000 in funding. Per the agreement, beginning January 31 of the year after the completion of the project, the Company is to repay MBC in payments equal to 3% of total sales revenues (excluding revenues relating to the Company's BioCheck suspicious powder screening kit). If the grant is not repaid in full by one year after the first payment date, the total repayment will equal 150% of the award, or $300,000. If the grant is not repaid in full by two years after the first payment date, the total repayment will equal 175% of the award, or $350,000. If the grant is not repaid in full by three years after the first payment date, the total repayment will equal 200% of the award, or $400,000. For the years ended December 31, 2016 and 2015, total royalty expenses incurred under this agreement were $630 and $1,390, respectively. The remaining maximum contingent liability was $392,362 at December 31, 2016.

NOTE 7 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company has authorized the issuance of 5,000,000 shares of preferred stock with par value of $0.01. The holders of the Preferred Stock are entitled to vote as a class with the holders of Common Stock, on all matters submitted to stockholders for a vote. The holders of the Preferred Stock, voting as a separate class, are entitled to elect directors of the Company. The Stockholders shall vote all of their respective shares so as to elect two individuals identified as the "Series A Preferred Stock Designees." The preferred stock is broken out into a series of designations as more fully described below.

Series A-1 Preferred Stock
The Company has authorized 978,000 shares and issued 651,465 of Series A-1 Preferred Stock with par value of $0.01. Gross proceeds from the Series A-1 Preferred Stock offering were $2,000,000 during the year ended December 31, 2016. The issued shares were outstanding as of December 31, 2016.

Series A Preferred Stock
The Company has authorized 1,303,000 shares and issued 846,368 shares of Series A Preferred Stock, with par value of $0.01. As of December 31, 2016 and 2015, 846,368 and 818,684 shares were outstanding, respectively. Gross proceeds from the Series A Preferred Stock offering were $85,000 and $1,858,414 during the years ended December 31, 2016 and 2015, respectively.

Dividends - Holders of Preferred Stock will not be entitled to dividends or distributions unless and until the Board declares that the Company shall pay a dividend or distribution to holders of outstanding shares of Common Stock, in which event the holders of Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive the dividends or distributions on a pari passu basis.

Special preference rights - Upon sale of the Company's assets, merger, acquisition, or consolidation ("Change of Control") or any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of any Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, on a pari passu basis. If, upon any such change of control or liquidation event, the assets of the Company (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference, then such assets (or consideration) shall be distributed among the holders of Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full.

Conversion rights - Subject to certain provisions, any shares of Preferred Stock may, at the option of the holder, be converted at any time, into shares of Common Stock. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be the product obtained by dividing the Liquidation Preference of Preferred Stock by the Conversion Price then in effect ($3.07 as of December 31, 2016 and 2015). The Preferred Stock is also subject to mandatory conversion upon either the closing of the sale of shares of the Common Stock to the public at a rate of at least $7.675 per share resulting in at least $15,000,000 of gross proceeds to the Company, the date on which the Common Stock is listed on a national stock exchange, or upon written consent of 67% of the then outstanding shares of Preferred Stock.

Common Stock
In January 2015, by written consent of stockholders, the Company restated its certificate of incorporation and increased the authorized shares of common stock to 30,000,000 shares of capital stock, 5,000,000 of which would be reserved for the designation and future issuance by the Board of one or more series of preferred stock. Upon this transaction, 213,354 shares of previously issued common stock were converted to Series A Convertible Preferred Stock (Preferred Stock). As of December 31, 2016 and 2015, the Company had 25,000,000 authorized shares of Common Stock, 4,632,608 and 4,564,294 shares of which were issued and outstanding.

Stock Options
The Company granted full-time employees incentive stock options (ISO's) to purchase Company stock at $4.00, $4.25, and $4.50 per share, which was equal to the estimated fair value of the stock on the respective dates of grant. These ISO's vested over a period of two years, and are exercisable from the date vested through a period of ten years from the date of grant.

The Company also granted non-employees nonstatutory stock options (NSO's) to purchase Company stock at $4.00 and $4.50 per share, which was equal to the estimated fair value of the stock on the date of the grant. These NSO's vested on the date of the grant, and are exercisable from then through a period of ten years from the date of the grant.

Management determined the value of these ISO's and NSO's using the calculated value method and the Black-Scholes-Merton option pricing model. The following assumptions were used in calculating the value of these options granted during the year ended December 31, 2015:

	2015
Expected dividend yield	$ -
Risk-free interest rate	0.67% - 4.07%
Expected life in years	3 - 10
Expected volatility	25%

No options were granted during the year ended December 31, 2016.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Using the assumptions above, management determined the ISO's and the NSO's with an exercise prices of $4.00, $4.25, and $4.50 had a value range from $0.47 to $2.17 per share.

A summary of the Company's incentive stock options activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Grant Date Fair Value
Options outstanding, December 31, 2014	359,273	$ 4.34	$ 468,394
Granted	15,000	4.50	7,132
Exercised	-	-	-
Forfeited/Expired	(78,510)	4.17	(113,352)
Options outstanding, December 31, 2015	295,763	4.40	362,174
Granted	-	-	-
Exercised	-	-	-
Forfeited/Expired	-	-	-
Options outstanding, December 31, 2016	295,763	$ 4.40	$ 362,174
Options exercisable, December 31, 2016	295,763	$ 4.40	$ 362,174

The total fair value of ISOs vested during the years ended December 31, 2016 and 2015 was $69,680 and $134,803, respectively.

No ISO's were granted during the year ended December 31, 2016. The weighted-average fair value of ISO's granted during the year ended December 31, 2015 was $0.48. At December 31, 2016, the weighted average remaining contractual term for both the ISO's outstanding and exercisable was 5.1 years. As of December 31, 2016, all compensation cost had been recognized, and there were no unvested ISO awards.

A summary of the Company's nonstatutory stock options activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Grant Date Fair Value
Options outstanding, December 31, 2014	272,011	$ 4.32	$ 429,894
Granted	40,000	4.50	30,651
Exercised	-	-	-
Forfeited/Expired	-	-	-
Options outstanding, December 31, 2015	312,011	4.35	460,545
Granted	-	-	-
Exercised	-	-	-
Forfeited/Expired	-	-	-
Options outstanding, December 31, 2016	312,011	$ 4.35	$ 460,545
Options exercisable, December 31, 2016	312,011	$ 4.35	$ 460,545

The total fair value of NSO's vested during the years ended December 31, 2016 and 2015 was $0 and $30,651, respectively.

No NSO's were granted during the year ended December 31, 2016. The weighted-average fair value of NSO's granted during the year ended December 31, 2015 was $0.77. At December 31, 2016, the weighted average remaining contractual term for both the NSO's outstanding and exercisable was 4.3 years.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2016 and 2015 (rounded):

	2016	2015
Current provision for income taxes	$ -	$ -
Deferred income tax benefit	-	-
Total provision for income taxes	-	-

The provision for federal income taxes differs from that computed by applying federal and state statutory rates to the loss before federal income tax provision, as indicated in the following analysis:

	2016	2015
Expected federal tax benefit	$ (757,500)	$ (520,200)
Expected state tax benefit	(183,800)	(137,700)
Nondeductible expenses and other	115,800	-
Increase in valuation allowance	825,500	657,900
Total provision for income taxes	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2016 and 2015 (rounded):

	2016	2015
Accounts receivable, net	$ 600	$ 600
Accumulated depreciation	(2,100)	(2,000)
Deferred rent	-	1,300
Intangible assets, net	(68,400)	(62,100)
Accrued expenses	28,300	17,800
Net operating loss	5,241,400	4,418,700
Deferred tax asset valuation allowance	(5,199,800)	(4,374,300)
	$ -	$ -

The Company files income tax returns for U.S. federal income tax purposes and in Maryland, Virginia, and Pennsylvania. Based on federal tax returns filed or to be filed through December 31, 2016, we had available approximately $12,200,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2020. State net operating loss carryforwards through December 31, 2016 are approximately $13,100,000 and begin to expire in 2020. The valuation allowance for deferred tax assets increased by approximately $825,500 and $657,900 during the year ended December 31, 2016 and 2015, respectively.

The United States Federal and applicable state returns from 2013 forward are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company's Secretary is also an attorney who represents the Company on certain matters. During the year ended December 31, 2016, approximately $51,000 in attorney fees were incurred to the related party, with approximately $5,000 accrued within Accrued liabilities as of December 31, 2016.

The Company also utilizes the consulting services of a relative of the Company's Chief Executive Officer. During the year ended December 31, 2016, consulting fees of approximately $32,000 were incurred to this related party, with approximately $2,000 accrued within Accrued liabilities as of December 31, 2016.

As of December 31, 2016, the Company has approximately $53,000 due from various limited liability companies controlled by certain shareholders of the Company as a result of funds advanced to them by the Company.

NOTE 10 – SUBSEQUENT EVENTS

Effective May 4, 2017, the Company entered into a six-month option agreement to obtain and secure an exclusive license to certain technology. If the option is exercised, the Company will have an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. As consideration for this option, the Company has paid $50,000 of the total option fee of $75,000. They are currently renegotiating this agreement.

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 3, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B
Financial Statements:
2014 and 2015

20/20 GeneSystems, Inc.

Financial Statements
and
Supplementary Information

Years Ended December 31, 2015 and 2014

9430 Key West Avenue, Suite 100
Rockville, MD 20850

Table of Contents

SNYDERCOHN
CPAs and Business Advisors

Independent Auditor's Report

To the Stockholders
20/20 GeneSystems, Inc.
Rockville, MD

We have audited the accompanying financial statements of 20/20 GeneSystems, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 20/20 GeneSystems, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

11200 Rockville Pike, Suite 415, North Bethesda, MD 20852 • Phone 301-652-6700 • Fax 301-986-1028 • www.snydercohn.com

Snyder Cohn is an independent member of BKR INTERNATIONAL Firms in principal cities worldwide.



Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses and unpredictable revenue stream raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Snyder Cohn, PC

SNYDER COHN, PC
North Bethesda, Maryland
March 26, 2016

20/20 GeneSystems, Inc.

Balance Sheets

December 31	2015	2014
Assets		
Current assets:		
Cash and cash equivalents	$ 1,097,894	$ 726,276
Accounts receivable, net	135,693	199,615
Inventory	12,770	26,319
Prepaid expenses	137,265	51,708
Total current assets	1,383,622	1,003,918
Property and equipment:		
Leasehold improvements	5,700	21,332
Furniture and fixtures	17,132	20,271
Laboratory and manufacturing equipment	323,890	332,314
Office equipment	75,213	73,484
	421,935	447,401
Accumulated depreciation	(382,200)	(351,853)
Total property and equipment	39,735	95,548
Other assets:		
Patents, net of accumulated amortization	157,376	135,351
Deposits	11,248	11,248
Total other assets	168,624	146,599
Total assets	$ 1,591,981	$ 1,246,065

20/20 GeneSystems, Inc.

Balance Sheets

December 31		2015		2014
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	206,107	$	172,630
Accrued expenses		471,809		351,088
Line of credit		186,731		-
Deferred revenue		688		761
Deferred rent, current portion		3,213		7,906
Total current liabilities		868,548		532,385
Long-term liabilities:				
Security deposit		1,500		1,500
Deferred rent, net of current portion		-		11,338
Total long-term liabilities		1,500		12,838
Total liabilities		870,048		545,223
Commitments				
Stockholders' equity:				
Preferred stock - $.01 par value; 5,000,000 shares authorized; 818,684 and -0- shares issued and outstanding, respectively		8,187		-
Common stock - $.01 par value; 25,000,000 shares authorized; 4,564,294 and 4,769,748 shares issued and outstanding, respectively		45,643		47,698
Paid-in capital		13,089,662		11,203,331
Accumulated deficit		(12,421,559)		(10,550,187)
Total stockholders' equity		721,933		700,842
Total liabilities and stockholders' equity	$	1,591,981	$	1,246,065

20/20 GeneSystems, Inc.

Statements of Operations

For the years ended December 31	2015		2014	
		%		%
Revenues				
Sales	$ 544,383	59.9	$ 512,554	63.9
Contracts, grants, and awards	363,719	40.1	289,701	36.1
Total revenues	908,102	100.0	802,255	100.0
Cost of sales	344,807	38.0	412,381	51.4
Gross profit	563,295	62.0	389,874	48.6
Cost of operations:				
Research and development	773,170	85.1	753,480	93.9
General and administrative	1,681,659	185.2	1,617,754	201.6
Total cost of operations	2,454,829	270.3	2,371,234	295.5
Loss from operations	(1,891,534)	(208.3)	(1,981,360)	(246.9)
Other income (expense):				
Interest income	1,624	0.2	1,814	0.2
Other income	61,731	6.8	62,912	7.8
Gain (loss) on sale of assets	(7,444)	(0.9)	13,288	1.7
Interest expense	(21,959)	(2.4)	(419)	(0.1)
Other expense	(13,790)	(1.5)	(15,897)	(2.0)
Total other income (expense)	20,162	2.2	61,698	7.6
Net loss	$ (1,871,372)	(206.1)	$ (1,919,662)	(239.3)

20/20 GeneSystems, Inc.

Statements of Stockholders' Equity

For the years ended December 31, 2015 and 2014

	Number of Outstanding Shares Preferred Stock	Number of Outstanding Shares of Common Stock	Preferred Stock		Common Stock		Paid-in Capital		Accumulated Deficit		Total	
Balance - January 1, 2014	-	4,394,395	$	-	$	43,944	$	9,973,877	$	(8,630,525)	$	1,387,296
Issuance of common stock and exercise of stock warrants	-	375,353		-		3,754		1,161,733		-		1,165,487
Compensation expense related to stock options	-	-		-		-		67,721		-		67,721
Net loss	-	-		-		-		-		(1,919,662)		(1,919,662)
Balance - December 31, 2014	-	4,769,748		-		47,698		11,203,331		(10,550,187)		700,842
Issuance of preferred stock	605,330	-		6,053		-		1,852,361		-		1,858,414
Exercise of stock warrants	-	7,900		-		79		-		-		79
Stock conversion	213,354	(213,354)		2,134		(2,134)		-		-		-
Compensation expense related to stock options	-	-		-		-		163,967		-		163,967
Cost of raising equity	-	-		-		-		(129,997)		-		(129,997)
Net loss	-	-		-		-		-		(1,871,372)		(1,871,372)
Balance - December 31, 2015	818,684	4,564,294	$	8,187	$	45,643	$	13,089,662	$	(12,421,559)	$	721,933

20/20 GeneSystems, Inc.

Statements of Cash Flows

For the years ended December 31		2015		2014
Cash flows from operating activities:				
Net loss	$	(1,871,372)	$	(1,919,662)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		51,932		64,439
(Gain) loss on sale of assets		7,444		(13,288)
Compensation related to stock options		163,967		67,721
Decrease (increase) in:				
Accounts receivable, net		63,922		(78,108)
Inventory		13,549		(8,836)
Prepaid expenses		(85,557)		23,850
Increase (decrease) in:				
Accounts payable		33,477		(33,317)
Accrued expenses		120,721		42,005
Deferred revenue		(73)		-
Deferred rent		(16,031)		(3,166)
Security deposit		-		1,500
Net cash used in operating activities		(1,518,021)		(1,856,862)
Cash flows from investing activities:				
Purchases of property and equipment		(3,646)		(23,415)
Proceeds from sale of assets		1,675		16,249
Additional patent costs		(23,617)		(26,630)
Net cash used in investing activities		(25,588)		(33,796)
Cash flows from financing activities:				
Net proceeds from line of credit		186,731		-
Payments made on capital lease obligation		-		(4,380)
Proceeds from issuance of common stock and exercise of stock warrants		79		1,165,487
Proceeds from issuance of preferred stock		1,858,414		-
Payments made related to fund raising costs		(129,997)		-
Net cash provided by financing activities		1,915,227		1,161,107
Net increase (decrease) in cash and cash equivalents		371,618		(729,551)
Cash and cash equivalents - beginning		726,276		1,455,827
Cash and cash equivalents - ending	$	1,097,894	$	726,276
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	$	21,221	$	1,443
Income taxes		-		-
Supplemental disclosure of non-cash financing activities:				
Conversion of common stock to preferred stock		2,134		-

December 31, 2015 and 2014

Note 1: Summary of significant accounting policies:

20/20 GeneSystems, Inc. ("the Company") was founded in May 2000 to develop and commercialize innovative, proprietary diagnostics tests that aid in the fight against cancer. These tests generally fall into two categories:

Early Detection of Lung Cancer - In 2011, the Company completed clinical and analytical validating of its blood test for the early detection of lung cancer ("Paula's Test"). This validation involved over 1,500 high quality blood samples from more than 5 different sources in the United States and Europe. Very few novel biomarker tests have been validated to this level. In 2012, the Company launched the test in the Mid-Atlantic for screening smokers and former smokers long before the disease becomes symptomatic. A major pharmaceutical company has an option to acquire the Company's lung cancer testing business at various intervals.

Personalized Medicine - The Company has developed a patented technology for profiling tumors. Over $5.5 million in government funding has been awarded to use this technology to develop tests to select optimum therapies for cancer patients. These tests will play an important role in the emerging new field of "personalized medicine."

The Company also has a separate biodefense division called 20/20 BioResponse. In 2004 that division began selling a patented kit ("BioCheck") for screening suspicious powders to emergency response organizations worldwide. To date there are over 500 customers.

Cash equivalents - The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Revenue recognition - The Company recognizes revenue from the sale of BioCheck when purchase orders are processed and kits are shipped to customers. Revenue from the sale of Paula's Test is recognized when returned testing kits are processed in the laboratory and the results are reported. Due to the nature of Paula's Test, revenue per test is recorded based on historical average receipts from patients and insurance companies. Revenues from grants and awards are recognized in the period allowable expenses are incurred.

December 31, 2015 and 2014

Note 1:   Summary of significant accounting policies: (continued)

Accounts receivable - Accounts receivable represent amounts due from customers, amounts due from grants and awards, and other sources. On December 31, 2015 and 2014, customer accounts receivable and receivables from other sources totaled $63,476 and $154,448, respectively. Also, December 31, 2015 and 2014 accounts receivable from grants and awards totaled $73,696 and $47,828, respectively. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management's determination of the amount deemed uncollectable. An allowance for doubtful accounts of $1,479 and $2,661 is included in accounts receivable at December 31, 2015 and 2014, respectively.

Inventories - Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Intangible assets - The Company's intangible assets relate to patents which are being amortized over 20 years once issued.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses on dispositions of assets are reflected in other income or expense. Depreciation expense was $50,340 and $62,847 for the years ended December 31, 2015 and 2014, respectively.

Concentration of credit risk - The Company maintains its cash balances at various financial institutions. The accounts at each of these institutions are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At various times throughout the year, cash balances at these institutions exceeded the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and marketing - Advertising and marketing costs are charged to operations when incurred. Advertising and marketing expense was $10,687 and $27,156 for the years ended December 31, 2015 and 2014, respectively.

December 31, 2015 and 2014

Note 1:   **Summary of significant accounting policies:** (continued)

Shipping and handling costs - The Company classifies shipping and handling costs billed to customers as revenue. Costs related to shipments to the Company are classified as cost of sales and totaled $8,466 and $7,388 for the years ended December 31, 2015 and 2014, respectively.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes), accrued compensated absences, and net operating loss carryforwards.

The net deferred tax asset represents the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Accounting for uncertainty in income taxes - The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax effect is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for uncertain tax positions. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

The Company files income tax returns for U.S. federal income tax purposes and in Maryland, Virginia and Pennsylvania. The Company is not under audit in any jurisdiction for any period. Income tax returns for years ended prior to December 31, 2012 are no longer subject to examination by taxing authorities for jurisdictions in which the Company has filed income tax returns.

December 31, 2015 and 2014

Note 2:   Going concern:

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, the Company has sustained substantial losses from operations since inception and does not have a predictable revenue stream. In addition, the Company has used, rather than provided, cash in its operations. While the Company has secured capital in 2016, and continues to place emphasis on securing additional investment, the lack of a proven profitable business strategy that would generate a predictable revenue stream cause it to be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financings and to pursue a new, less labor intensive approach to sales. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence, except as disclosed in Note 7.

Note 3:   Intangible assets:

Intangible assets consist of the following at December 31:

	2015	2014
Issued patents *(amortized)*	$ 31,840	$ 31,840
Unissued patents *(unamortized)*	143,048	119,431
Less: Accumulated amortization	(17,512)	(15,920)
Total patents, net of accumulated amortization	$ 157,376	$ 135,351

Amortization expense was $1,592 for each of the years ended December 31, 2015 and 2014, respectively. Estimated amortization expense on issued patents for the years ending December 31 are as follows:

2016	$ 1,592
2017	1,592
2018	1,592
2019	1,592
2020	1,592
Thereafter	6,368
	$ 14,328

December 31, 2015 and 2014

Note 4: **Commitments and contingencies:**

In August 2011, the Company entered into a lease commencing in December 2011 and expiring in November 2016. Under the lease agreement, the Company is to pay an annual rent of $134,975, plus additional operating expenses. The agreement included a 3% annual increase and an option to expand office space. In November 2013, the Company exercised the option to expand the office space for an additional $1,200 per month with a 3% annual increase. In February 2015, the company surrendered the additional lease expansion and reverted back to the original lease terms with an annual rent of $113,296. Total rent expense, including additional operating expenses related to this property, was $115,289 and $150,605, for the years ended December 31, 2015 and 2014, respectively. Future minimum base rental payments under this lease agreement total $103,851 all due in 2016.

In June 2012, the Company entered into a capital lease agreement for an office copier. The lease term was for three years, set to expire in June 2015. In 2014, the Company terminated the lease early and returned the property.

In August 2014, the Company entered into an operating lease agreement for another office copier. The lease term was for four years, expiring in August 2018. Monthly payments under the agreement are $526 plus additional operating costs. Total equipment lease expense related to this copier was $6,388 and $2,104 for the years ended December 31, 2015 and 2014, respectively.

Future minimum base lease payments under this lease agreement for the years ending December 31 are as follows:

2016	$	6,312
2017		6,312
2018		4,208
	$	16,832

The Company has entered into various agreements related to fundraising and other consulting services that commits the Company to paying certain additional fees contingent upon certain milestones and/or events. The amount of liability, if any, cannot be reasonably estimated. Hence, no liability has been recorded in the accompanying financial statements.

Note 4:   **Commitments and contingencies:** (continued)

In 2008, the Company entered into three deferred bonus agreements and agreed to pay deferred bonus payments of approximately $500,000. The bonus payments are contingent upon certain specified events, terms and conditions as defined in the agreements. The amount of liability, if any, cannot be reasonably estimated. Hence, no liability has been recorded in the accompanying financial statements.

In November 2000, the Company entered into a licensing agreement with the United States Public Health Service ("PHS") that gave the Company exclusive rights to use several patents owned by PHS. The agreement was subsequently amended in 2005 and 2011. Under the most current agreement, the Company was required to pay minimum annual royalty fees of $7,500 due and payable on January 1 of each calendar year from 2003 through 2011. Further payment of the minimum annual royalty has been deferred until January 1 of the calendar year following the first year the Company achieves annual net sales of the licensed product equal to or greater than $1,000,000. The minimum annual royalty will be due January 1 of each calendar year thereafter.

The PHS agreement also calls for the Company to pay other royalties, including earned royalties, benchmark royalties, and sublicensing royalties. In addition, the agreement requires the Company to reimburse PHS for patent expenses incurred. Reimbursement is due on January 1 of each calendar year beginning in 2013. Minimum reimbursement of $10,000 is due until the Company has achieved $500,000 in net sales of licensed products, $20,000 once the Company has achieved between $500,000 and $1,000,000 in net sales of licensed products, and the balance of the remaining unreimbursed patent expenses due in full once the Company achieves net sales of licensed products of $1,000,000 or upon termination or expiration of the license, whichever comes first. In addition, PHS continues to submit annual requests for reimbursement of patent expenses incurred throughout the preceding year. Unreimbursed patent expenses are included in accrued expenses and were $174,014 and $189,629 at December 31, 2015 and 2014, respectively.

In September 2002, the Company entered into an investment agreement with the Maryland Technology Development Corporation ("TEDCO"). Under this agreement, and three subsequent amendments in 2003, 2007 and 2014, the Company received $250,000 in funding. Per the agreement, the Company is to repay the amount awarded beginning on July 1, 2003. The amount of each payment is equal to 3% of sales revenue from the preceding quarter. Under the agreement, no one quarterly payment can exceed $70,000 and total quarterly payments cannot exceed $70,000 in one year. Additionally, the maximum amount to be repaid is $350,000. The agreement includes certain options to repay the amount awarded through equity. Total royalty expenses incurred under this agreement were $16,333 and $16,402 for the years ended December 31, 2015 and 2014, respectively. The remaining maximum contingent liability was $216,308 at December 31, 2015.

Note 4:   Commitments and contingencies: (continued)

In July 2002, the Company entered into an award and royalty agreement with MdBio, Inc. ("MdBio"). Under this agreement, the Company received $150,000 in funding and is to make payments of 3% of gross sales revenues beginning in June 2003 and ending when a total of $450,000 has been repaid. Total royalty expenses incurred relating to this agreement were $15,994 and $14,814 for the years ended December 31, 2015 and 2014, respectively. The remaining maximum contingent liability was $318,235 at December 31, 2015.

In November 2005, the Company entered into a licensing agreement with the University of Kentucky Research Foundation ("UKRF"). Under this agreement the Company retained exclusive rights to use patents owned by UKRF. The Company has not utilized the license as they believe the technology is unusable. Unless the agreement is renegotiated, there is an estimated potential liability of $250,000 from unpaid royalty fees. Management believes the possibility of realization of the potential liability is remote.

During 2010, the Company entered into a licensing agreement with Abbott Molecular, Inc. ("Abbott"). Under this agreement, the Company retained exclusive rights to use certain processes and know-how for which Abbott has a patent pending. Under this agreement, the Company is to pay royalties equal to 9% of the service revenue and net sales of each licensed product sold or otherwise disposed of prior to the issuance of the related patents and 18% of sales revenue or net sales of each licensed product sold or otherwise disposed of once the related patents are issued. Royalties will be deferred until either the Company's lung cancer testing business is acquired by Abbott or another third party or the value of the royalties exceeds $1,000,000. The agreement also allows Abbott first right to acquire the Company's lung cancer testing business at various intervals. For the years ended December 31, 2015 and 2014 total royalty expenses incurred under this agreement were $4,169 and $7,976, respectively.

In May 2011, the Company received a grant from the Maryland Biotechnology Center ("MBC"). Under this grant agreement, the Company was to receive $200,000 in funding. Per the agreement, beginning January 31 of the year after the completion of the project, the Company is to repay MBC in payments equal to 3% of total sales revenues (excluding revenues relating to the Company's BioCheck suspicious powder screening kit). If the grant is not repaid in full by one year after the first payment date, the total repayment will equal 150% of the award, or $300,000. If the grant is not repaid in full by two years after the first payment date, the total repayment will equal 175% of the award, or $350,000. If the grant is not repaid in full by three years after the first payment date, the total repayment will equal 200% of the award, or $400,000. For the years ended December 31, 2015 and 2014 total royalty expenses incurred under this agreement were $1,390 and $2,659, respectively. The remaining maximum contingent liability was $392,992 at December 31, 2015.

December 31, 2015 and 2014

Note 5:   Concentrations:

On December 31, 2015, approximately 77% of total accounts receivable were due from two sources. On December 31, 2014, approximately 48% of total accounts receivable were due from three sources.

During the year ended December 31, 2015, approximately 59% of total revenues were received from two sources. During the year ended December 31, 2014, approximately 29% of total revenues were received from one awarding agency.

Note 6:   Line of credit:

In July 2015, the Company entered into a $240,000 line of credit agreement with Capefirst Funding, LLC (lender). The line of credit has an interest rate 18% with interest payable monthly. The line of credit matures July 30, 2016 with final payment and interest due on that date and may be extended at the lender's option. The lender also has the option to convert a portion or all of the outstanding balance into securities offered by the Company. The line of credit is secured by the Company's assets including current and future proceeds from grant and award contracts. The terms of the agreement also provide the lender with a warrant to purchase shares in the future which expires July 30, 2023. The balance at December 31, 2015 and 2014 was $186,731 and $-0-, respectively. The Company incurred interest expense on the line of credit of $18,203 and $-0- for the years ended December 31, 2015 and 2014, respectively.

Note 7:   Income taxes:

The components of the benefit from income taxes for the years ended December 31 are as follows:

	2015	2014
Current income tax benefit	$ -	$ -
Deferred income tax benefit	-	-
Total benefit for income taxes	$ -	$ -

December 31, 2015 and 2014

Note 7: Income taxes: (continued)

The provision for federal income taxes differs from that computed by applying federal and state statutory rates to the loss before federal income tax provision, as indicated in the following analysis:

	2015	2014
Expected federal tax benefit	$ (520,200)	$ (567,700)
Expected state tax benefit	(137,700)	(152,400)
Increase in deferred tax asset valuation allowance	657,900	720,100
Total provision for income taxes	$ -	$ -

During 2015 and 2014, the Company increased its deferred tax asset valuation allowance due to the uncertainty related to the Company's ability to fully utilize the deferred tax asset (Note 2).

The balance of the deferred tax asset at December 31, 2015 and 2014 results from temporary differences between the accounting and tax bases of certain items as follows:

	2015	2014
Accounts receivable, net	$ 600	$ 1,000
Accumulated depreciation	(2,000)	(5,800)
Deferred rent	1,300	8,300
Intangible assets, net	(62,100)	(53,400)
Accrued expenses	17,800	12,900
Net operating loss	4,418,700	3,753,400
Deferred tax asset valuation allowance	(4,374,300)	(3,716,400)
	$ -	$ -

As of December 31, 2015 the Company has approximately $11,200,000 of net operating loss carryforwards that may be used to offset future taxable income. The carryforwards will begin to expire in the year 2020.

December 31, 2015 and 2014

Note 8:   Stockholders' equity:

Common stock - As of December 31, 2014, the Company had 20,000,000 authorized shares of Common Stock, 4,769,748 shares of which were issued. In January 2015, by written consent of stockholders, the Company restated its certificate of incorporation and increased the authorized shares of common stock to 30,000,000 shares of capital stock, 5,000,000 of which would be reserved for the designation and future issuance by the Board of one or more series of preferred stock. Upon this transaction, 213,354 shares of previously issued common stock were converted to Series A Convertible Preferred Stock (Preferred Stock). As of December 31, 2015, the Company had 25,000,000 authorized shares of Common Stock, 4,564,294 shares of which were issued and outstanding.

Preferred stock - As of December 31, 2015, the Company had 5,000,000 shares of Preferred Stock authorized and 818,684 shares outstanding. The holders of the Preferred Stock are entitled to vote as a class with the holders of Common Stock, on all matters submitted to stockholders for a vote. The holders of the Preferred Stock, voting as a separate class, are entitled to elect directors of the Company. The Stockholders shall vote all of their respective shares so as to elect two individuals identified as the "Series A Preferred Stock Designees."

Dividends - Holders of Preferred Stock will not be entitled to dividends or distributions unless and until the Board declares that the Company shall pay a dividend or distribution to holders of outstanding shares of Common Stock, in which event the holders of Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive the dividends or distributions on a pari passu basis.

Special preference rights - Upon sale of the Company's assets, merger, acquisition, or consolidation ("Change of Control") or any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of any Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, on a pari passu basis. If, upon any such change of control or liquidation event, the assets of the Company (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference, then such assets (or consideration) shall be distributed among the holders of Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full.

Conversion rights - Subject to certain provisions, any shares of Preferred Stock may, at the option of the holder, be converted at any time, into shares of Common Stock. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be the product obtained by dividing the Liquidation Preference of Preferred Stock by the Conversion Price then in effect ($3.07 as of December 31, 2015).

20/20 GeneSystems, Inc.

Notes to Financial Statements

December 31, 2015 and 2014

Note 9:   Share-based compensation:

The Company granted full-time employees incentive stock options (ISO's) to purchase Company stock at $4.00, $4.25, and $4.50 per share, which was equal to the estimated fair value of the stock on the respective dates of grant. These ISO's vest over a period of two years, and are exercisable from the date vested through a period of ten years from the date of grant.

The Company also granted non-employees nonstatutory stock options (NSO's) to purchase Company stock at $4.00 and $4.50 per share, which was equal to the estimated fair value of the stock on the date of the grant. These NSO's vest on the date of the grant, and are exercisable from then through a period of ten years from the date of the grant.

Management determined the value of these ISO's and NSO's using the calculated value method and the Black-Scholes-Merton option pricing model. The following assumptions were used in calculating the value of these options:

	2015	2014
Expected dividend yield	$ -	$ -
Risk-free interest rate	.67% - 4.07%	.67% - 4.07%
Expected life in years	3.0 - 10.0	3.0 - 10.0
Expected volatility	25.00%	25.00%

Using the assumptions above, management determined the ISO's and the NSO's with an exercise prices of $4.00, $4.25, and $4.50 had a value range from $0.47 to $2.17 per share, resulting in total compensation cost of $163,967 and $67,721 for the years ended December 31, 2015 and 2014, respectively.

18

Note 9:   **Share-based compensation:** (continued)

The following is an analysis of the incentive stock options issued and outstanding:

	Total Options	Weighted Average Exercise Price Per Share		Total Weighted Average Grant Date Fair Value	
Options outstanding, January 1, 2014	505,217	$	4.37	$	633,440
Granted	-		-		-
Exercised	-		-		-
Forfeited/Expired	(145,944)		4.43		(165,046)
Options outstanding, December 31, 2014	359,273		4.34		468,394
Granted	15,000		4.50		7,132
Exercised	-		-		-
Forfeited/Expired	(78,510)		4.17		(113,352)
Options outstanding, December 31, 2015	295,763	$	4.40	$	362,174
Options exercisable, December 31, 2015	225,992	$	4.37	$	292,494

The total fair value of ISOs vested during the years ended December 31, 2015 and 2014 was $134,803 and $28,982, respectively.

The weighted-average fair value of ISO's granted during the years of 2015 and 2014 was $0.48 and $-0-, respectively. At December 31, 2015, the weighted average remaining contractual term for the ISO's outstanding and exercisable was 6.1 and 5.6 years, respectively. Compensation cost of approximately $70,000 has not yet been recognized on nonvested ISO awards. The weighted average period over which it is expected to be recognized is 0.69 years.

December 31, 2015 and 2014

Note 9:   Share-based compensation: (continued)

The following is an analysis of the nonstatutory stock options issued and outstanding:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Grant Date Fair Value
Options outstanding, January 1, 2014	248,456	$ 4.31	$ 391,155
Granted	23,555	4.50	38,739
Exercised	-	-	-
Forfeited/Expired	-	-	-
Options outstanding, December 31, 2014	272,011	4.32	429,894
Granted	40,000	4.50	30,651
Exercised	-	-	-
Forfeited/Expired	-	-	-
Options outstanding, December 31, 2015	312,011	$ 4.35	$ 460,545
Options exercisable, December 31, 2015	312,011	$ 4.35	$ 460,545

The total fair value of NSO's vested during the years ended December 31, 2015 and 2014 was $30,651 and $38,739, respectively.

The weighted-average fair value of NSO's granted during the years of 2015 and 2014 was $0.77 and $1.64, respectively. At December 31, 2015, the weighted average remaining contractual term for both the NSO's outstanding and exercisable was 5.3 years.

Note 10:   Subsequent events:

Subsequent events have been evaluated through March 26, 2016, which is the date the financial statements were available to be issued.

SUPPLEMENTARY
INFORMATION

Independent Auditor's Report on Supplementary Information

To the Stockholders
20/20 GeneSystems, Inc.
Rockville, MD

We have audited the financial statements of 20/20 GeneSystems, Inc. as of and for the years ended December 31, 2015 and 2014, and have issued our report thereon dated March 26, 2016, which expressed an unmodified opinion on those financial statements, and appears on page 1. Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information presented in the schedules of research and development expenses and general and administrative expenses for the years ended December 31, 2015 and 2014 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements, certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Snyder Cohn, PC

SNYDER COHN, PC
North Bethesda, Maryland
March 26, 2016



20/20 GeneSystems, Inc.

Schedules of Research and Development Expenses
(Supplementary Information)

For the years ended December 31	2015		2014	
		%		%
Administrative expenses, fringe benefits, and payroll taxes	$ 73,826	8.1	$ 92,861	11.6
Biotech consultants	186,406	20.5	129,489	16.1
Depreciation	32,712	3.6	41,269	5.1
Lab supplies and testing	146,065	16.1	55,507	6.9
Licensing fees	-	-	8,000	1.0
Rent	65,660	7.2	76,885	9.6
Repairs and maintenance	-	-	5,337	0.7
Salaries	265,051	29.2	338,319	42.2
Seminars and conferences	3,450	0.4	3,375	0.4
Travel	-	-	2,438	0.3
	$ 773,170	85.1	$ 753,480	93.9

20/20 GeneSystems, Inc.

Schedules of General and Administrative Expenses (Supplementary Information)

For the years ended December 31	2015	%	2014	%
Advertising and marketing	$ 10,687	1.2	$ 27,156	3.4
Auto	1,120	0.1	2,537	0.3
Bad debt	22,971	2.5	15,040	1.9
Bank charges	9,931	1.1	10,791	1.3
Computer expense	2,507	0.3	2,131	0.3
Depreciation and amortization	19,220	2.1	23,170	2.9
Donations	1,850	0.2	1,199	0.1
Dues and subscriptions	7,879	0.9	6,430	0.8
Equipment lease charges	6,388	0.7	3,155	0.4
Insurance:				
General	38,707	4.2	36,495	4.5
Health	70,135	7.7	92,382	11.5
Meals and entertainment	10,323	1.1	15,263	1.9
Office expense	19,168	2.1	21,453	2.7
Postage	5,013	0.6	5,995	0.7
Printing and reproduction	-	-	81	-
Professional fees	434,795	47.9	378,637	47.2
Rent	49,629	5.5	73,720	9.2
Repairs and maintenance	19,587	2.1	20,252	2.5
Royalties	37,886	4.2	51,850	6.5
Salaries	787,496	86.7	737,921	92.0
Taxes:				
Other	10,526	1.2	12,664	1.6
Payroll	83,144	9.2	95,951	12.0
Telecommunications	9,887	1.1	14,835	1.8
Training	49,020	5.4	28,919	3.6
Travel	47,616	5.2	32,588	4.1
Less: Allocation of administrative expenses, fringe benefits, and payroll taxes to research and development	(73,826)	(8.1)	(92,861)	(11.6)
	$ 1,681,659	185.2	$ 1,617,754	201.6

See Independent Auditor's Report on Supplementary Information

EXHIBIT C
Company Summary



Company: 20/20 GeneSystems

Market: Cancer Diagnostics

Product: Develops and commercializes diagnostic tests for the early detection of cancer

Company Highlights

20/20 GeneSystems' mission is to reduce cancer deaths in the U.S. and around the world through early detection. Early detection of cancer can greatly improve the chances for successful treatment.[i] To detect cancers early, 20/20 GeneSystems (20/20) has developed patented blood test algorithms that combine protein biomarker levels with various patient-specific information such as their age, sex, smoking history, etc. These algorithms are boosted by state-of-the-art machine learning, a form of artificial intelligence.

20/20 is now bringing biomarker detection technologies to the U.S. that are currently used to screen individuals for cancer in countries like Japan, Korea, China, Taiwan, India, Brazil, and Russia. Recent studies suggest that these core technologies can detect several deadly tumors, many in their earlier stages, without too many false alarms.[ii] To build upon and improve the accuracies of these core technologies, 20/20 uses big data methods and machine learning algorithms while keeping these tests affordable and convenient to all who want them.

Individuals identified to be at increased risk for having one or more early-stage cancers are given recommendations for follow-up testing – often an X-ray or ultrasound – so that the cancer can be pinpointed, biopsied, and treated through surgery. 20/20 has used this approach with its current lung cancer blood test and plans to introduce a multi-cancer test that requires only one tube of blood.

- Has introduced blood tests that incorporate machine learning algorithms in the U.S. and China to aid in the early detection of lung cancer
- Has tested over 3,500 individuals with its PAULA's test for the early detection of lung cancer
- Clinical testing laboratory licensed by federal and state authorities (Clinical Laboratory Improvement Amendments)
- Expects to introduce the first multi-cancer screening blood test that is boosted by machine learning for enhanced accuracy in Q2 2018
- Assembled a bi-disciplinary technology team with expertise in cancer biomarkers and machine learning analytics
- Patented BioCheck kits for screening suspicious powder used by hundreds of emergency responder organizations worldwide
- Has 14 issued patents with numerous patent applications pending worldwide, and the CEO is a registered patent attorney
- Received a $2 million equity investment from Ping An Ventures, the venture capital division of China's largest health insurer by market value, now a strategic partner of 20/20 in China[iii]
- Raised over $2 million from investors associated with the Keiretsu Forum, a global investment community of accredited private equity angel investors, venture capitalists, and corporate/institutional investors
- Awarded more than $4 million in government grants and contracts from the National Institutes of Health (NIH) in support of cancer diagnostic technologies

PERKS

**All investments in this Offering are in exchange for stock (equity). Perks are intended as a gift from the Company to its new shareholders rather than as a condition of making the investment. The perks above are inclusive of lower dollar amount perks, except where otherwise noted. Test vouchers include laboratory testing services, test reagents, and algorithm/analytics. Excluded are physician examinations and phlebotomy (blood draw) services (if needed) and expedited refrigerated shipping of blood samples (if needed). Unforeseen logistical, technological, scientific, regulatory, financial, supply chain, commercial, or legal impediments could delay indefinitely the ability of the Company to provide any test.*

***Multi-cancer test (www.OneTestforCancer.com) is expected to be available in the U.S. in the first half of 2018 and will be intended for individuals age 45+ without symptoms of cancer.*

****PAULA's Test for Lung Cancer (www.BloodTestforLungCancer.com) is currently available in the U.S. only (pending in Japan). Intended for individuals over age 50 who have a smoking history equivalent to at least one pack per day for 20 or more years.*

$600: One transferable multi-cancer** or lung cancer test***

$1,000: Two transferable multi-cancer or lung cancer tests

$2,500: Six transferable multi-cancer or lung cancer tests

$7,500: Twenty transferable multi-cancer or lung cancer tests

$18,000: Lifetime of annual cancer screenings for one individual

$25,000: Lifetime of annual cancer screenings for spousal pair

COMPANY SUMMARY

Opportunity

According to the American Cancer Society®, an estimated 1.6 million new cases of cancer will be diagnosed in the United States in 2017.[iv] However, the number of people living beyond a cancer diagnosis reached nearly 14.5 million in 2014 and is expected to rise to almost 19 million by 2024.[v] This is due in part to a rise in early detection – thanks to both education to increase awareness and diagnostic screening – which greatly improves the chances for successful treatment.[vi]

For more than 30 years in the U.S., screening has been widely utilized for only four major cancer types: breast, colon, prostate, and cervical cancer. No new tests for cancers other than those four have gained widespread adoption in the U.S. since the early 1980s.[vii] In contrast, in many other counties, especially those in East Asia, biomarker blood tests are widely used for screening 10 or more cancer types,[viii] including those of the lung, liver, and pancreas, each of which are deadly unless detected at an early stage.[ix] While these biomarker tests are far from perfect, they have been documented to detect many types of cancer including 75% to 90% of lung, liver, and pancreatic cancers.[x] 20/20 and its collaborators have demonstrated that these detection rates can be significantly improved through analytical techniques that combine individual patient characteristics – such as their age, sex, smoking history, etc. – together with the biomarker levels. 20/20's proprietary big data and machine learning methods are expected to result in continuing year-over-year test improvements as more data is introduced into the algorithms.

Product

Each of 20/20's cancer detection products combine the following four core elements: (i) a panel of three to eight protein biomarkers, (ii) individual patient characteristics and health history (age, sex, smoking history, risk factors, and medical imaging results, etc.), (iii) data from hundreds to thousands of patients previously tested, and (iv) machine learning and artificial intelligence-based analytics.


Tumor Biomarkers:
CEA
CA 125
CYFRA 21-1
NSE
SCC
ProGRP
Clinical Parameters
Age
Gender
Smoking history
Disease history
Cough/Symptoms
Lung disease
Etc. Etc. ...
Deep Learning Neural Networks
Recommended Follow-up Tests

By leveraging its proprietary software and biomarker algorithms, combined with a patient's health information, 20/20 increases the accuracy of cancer tests without requiring new equipment or physician practices. All of 20/20's products utilize machine learning algorithms, which means the accuracy of the test (sensitivity, specificity, Area Under the Curve) is predicted to improve as more data is obtained both from archival sources and actual use of the tests in real-world clinical practice.

- Blood test for lung cancer (U.S.): 20/20's blood test for early lung cancer detection using a machine learning algorithm is called PAULA's (Protein Assays Using Lung cancer Analytes) Test+. The algorithm analyzes biomarkers (also known as tumor antigens) associated with non-small cell lung cancer. PAULA's Test+ is designed for patients who are at high risk for lung cancer due to long-term smoking. After a blood sample is drawn, the sample is sent to Genesys Biolabs (a division of 20/20 GeneSystems) for 20/20's proprietary biomarker test, which analyzes four proteins in the blood associated with lung cancer. Then, the physician is given a single numeric score indicative of the patient's risk of having lung cancer relative to other patients with similar age and smoking history. Patients with a high likelihood for lung cancer will then most likely be recommended by their physician to get a low-dose CT scan. See www.BloodTestforLungCancer.com.


PAULA's Test+
www.BloodTestforLungCancer.com
Asymptomatic smoker or non-smoker
Algorithms combine biomarkers and clinical factors and calculate likelihood of EARLY, SURVIVABLE lung cancer
CT scan and/or biopsy
Cancerous nodule is surgically removed: 80% survival rate*
*Source: https://www.nationaljewish.org/conditions/lung-nodules

- **Blood test for lung cancer (China):** In August 2017, 20/20 debuted a lung cancer test in China similar to the U.S. test. Along with a more comprehensive panel of lung cancer biomarkers, advanced analyzation of the patient's health information and relevant risk factors are used to generate the numeric score. The test is affordable and easy to implement by using standard lab in vitro diagnostic (IVD) instruments. In China, 20/20 also offers a cloud-accessible algorithm through its Shanghai-based marketing partner My Biomed that aids in the assessment of ambiguous pulmonary nodules following a CT scan. The algorithm integrates three data streams – biomarker levels, imaging results, and clinical factors – to generate a single risk score.



Lung Cancer Risk Analyzer
Case: 402120 Clinic: 20/20 Gene Systems
Sections
Patient Information
Risk Analysis
Report
Status
Analyzed
Actions
REENTER
Links
Return to Case List
Lung Cancer Analyzer Results (Combined ANN/MLR Algorithm)
Lung Cancer Probability Report
Risk Score
66
Top Level
Cancer Marker
Result
CEA
4 ng/mL
CYFRA 21-1
3 ng/mL
NSE
17 ng/mL
Risk Categories
Top Level
Middle Level
Bottom Level
100
57
42
0
Calculated using algorithm ANN version 1

- **Multi-cancer test:** 20/20 plans to introduce OneTEST in 2018 (see http://www.onetestforcancer.com/). This test will identify cancer risk using tumor antigen markers enhanced with 20/20's proprietary algorithms that incorporate the patient's individual risk factors to give a more accurate cancer risk profile. While only limited cancer screening tests are available today under most medical insurance plans (such as breast, ovarian, and colon), other cancers do not have screening tests available to the general public at all. OneTEST will be available at an affordable price to help those interested in managing their own health get a better picture of their own cancer risks. OneTEST includes cancer marker tests associated with the following types of cancers:

    - Lung
    - Liver
    - Stomach/Gastric
    - Pancreas
    - Colon
    - Cervical/Ovarian



High Risk
Low Risk
LUNG
LIVER
COLON
STOMACH
PANCREAS

Biological Detection

The company also has a separate business unit that makes and sells patented kits for screening suspicious powders called BioCheck®. This kit is used by fire departments and other emergency responders to quickly screen unknown suspicious powders for compounds such as ricin, anthrax, and other bioweapon agents and to identify false alarms in minutes at the site of a suspected bioterror threat. The powder screening kit works by quickly identifying the presence or absence of protein, a biomolecule found in all living materials. It therefore provides a rapid screen for the possible presence of multiple bioterrorism agents while ruling out most of the ordinary substances that citizens have frequently feared to be possible bio-agents of terror.



MEDICAL DISTRICT
HARMLESS SUBSTANCE CAUSED SCARE AT COLLEGE BUILDING
BREAKING NEWS

Ping An Partnership

Ping An Ventures, the venture capital division of China's largest insurer by market value[xi], invested $2 million in 20/20 in January 2016. Ping An has a network of 10,000 health clinics in China[xii], which are expected to use 20/20's analytics tools with their patients.



Intellectual Property

20/20 GeneSystems owns or licenses 10 patent families related to cancer diagnostics and biowarfare detection. Currently, the company owns or has exclusive rights to 14 granted patents and 12 pending applications in the U.S. and various other jurisdictions, including Canada. The earliest patent family has a projected expiration date of 2020. Other family patents are expected to expire through 2037 based on priority date and projected expiration for pending applications or granted patents included in each family. No assurance is made that any pending patent applications within the portfolio will result in a granted patent.

Use of Proceeds and Product Roadmap

The funds raised from this campaign will primarily be used to support the commercial launch of OneTest in the U.S. OneTest is a pan-cancer test that simultaneously screens for multiple tumor types from a single blood sample. As of October 2017, algorithm development is being finalized, but the test is expected to be used to screen for liver, lung, prostate, colorectal, and pancreatic cancers. The product is currently being developed based on data from over 40,000 individuals from East Asia that will be the foundation of a test to be introduced in the U.S. Efforts to collect data from Caucasian populations have been initiated. As a software analytics layer on top of existing equipment, 20/20's tests utilize established tumor marker detection kits and automated instruments available in thousands of clinical testing labs worldwide, thereby permitting the company to scale globally. 20/20 intends to market its tests and algorithms to the physicians in these networks of screening centers.

Business Model

As a result of poor reimbursement from Medicare, Medicaid, and private insurance companies for PAULA's test, the company transitioned in 2017 to a patient self-pay model, with a cost of $149. It is believed that the OneTest multi-cancer test will be offered for between $170 to $190 beginning in Q2 2018.

HISTORICAL FINANCIALS

For 2015 and 2016, product revenues from BioCheck and PAULA's test collectively have averaged over $100,000 per calendar quarter (approximately $400,000 per year.)

Year to date as of June 2017, the company's expenses have totaled over $795,000 compared to approximately $1,587,000 over the same period in 2016. In 2016, the company had close to $2,594,000 in total expenses, compared to approximately $2,800,000 in 2015. The decrease in expenses year over year was mainly due to a decline in research and development expenses as the company transitioned to commercial product launches.

Year to date as of June 2017, the company has generated a net loss of approximately $658,000, a 52% improvement over the same period in 2016. In 2016, the company had a total net loss of around $2,165,000, compared to a net loss of around $1,871,000 in 2015. In 2016, the company's monthly average net burn rate was around $180,000, compared to a monthly average net burn rate of approximately $156,000 in 2015.

Note: 2017 financials have not been audited or subjected to financial review, and 2016 financials were only subject to a financial review.

INDUSTRY AND MARKET ANALYSIS

Cancer is the second leading cause of death in the world, responsible for 14 million new cases in 2012 and 8.8 million deaths in 2015. Worldwide, approximately one in every six deaths is caused by cancer.[xiii] However, early detection of cancer can prevent many cases from becoming fatal – over 90% of patients survive for at least 10 years if diagnosed at stage one.[xiv] The global cancer diagnostics market was valued at $7.1 billion in 2015 and is projected to reach $13.1 billion by the year 2020, increasing at a compound annual growth rate (CAGR) of 12.9% during this period.[xv]

20/20 GeneSystems' solutions historically focused on lung cancer, which is the second most common cancer (not counting skin cancer) and the leading cause of cancer deaths among both men and women.[xvi] The global lung cancer diagnostics market is forecasted to grow to $3.64 billion by 2024[xvii] from an estimated $1.63 billion in 2015. While the North American market generated the most revenue in 2015 (~$520 million), the Asia Pacific market has the largest projected growth rate at a CAGR of 9.5% from 2013 to 2024.[xviii]

More recently, the company has prioritized the development and commercialization of a "pan" cancer test (i.e. screening for several cancers from one blood sample). This test has a substantially larger market than any single cancer test. In 2015, the global blood testing market was valued at $51.5 billion[xix] and is expected to reach $62.9 billion by 2024.[xx] Regionally, North America held the dominant market share with over 40% of total revenue in 2015. The Asia Pacific market is expected to grow rapidly due to rising awareness of necessary diagnostic needs and technologies. Furthermore, new uses for enhanced blood testing that allows for shorter hospital stays has led to an increased demand for blood testing services.[xxi]

Biomarkers are biological molecules obtained from blood, tissue, or other body fluids that are used to test for diseases or conditions. The global biomarkers market was worth $27.95 billion in 2016 and is anticipated to grow at a CAGR of 13.8% to reach $53.34 billion in 2021. Biomarker development is driven by increased diagnostic applications and research funding as well as the rising prevalence of cancers. If categorized by diseases and disorders, cancer leads with the largest biomarkers market share in 2016.[xxii] The global cancer biomarkers market was valued at $10.3 billion in 2016 and is expected to reach $33.7 billion by 2025, growing at a CAGR of 14.3%.[xxiii]

Artificial intelligence (AI) and machine learning are transforming healthcare by helping physicians diagnose and treat patients with precision which leads to simplified and cost-reducing solutions.[xxiv] The U.S. can potentially save $150 billion annually by 2026 with key healthcare AI applications such as robot-assisted surgery, preliminary diagnosis, and virtual nursing assistants.[xxv] The global market for artificial intelligence in healthcare is forecasted to grow 52.7% from 2017 to 2022 to reach almost $8 billion.[xxvi] As tech giants and pharmaceutical companies invest in this emerging technology[xxvii], increased knowledge of AI applications will continue to fuel the growth – it's expected that 30% of worldwide healthcare systems will run real-time cognitive analytics on patient data to provide better personalized care by 2018.[xxviii]

Immunovia (FN: IMMNOV): Founded in 2007, Immunovia is a Swedish diagnostics company. The company has developed a platform called IMMray™, which combines a single-chain fragment variable antibody library and an algorithm to interpret information from a drop of blood. It can be used for IMMray™ PS, an instrument for proteome scanning for biomarker discovery. IMMray™ PanCan-d is the first test based on Immunovia's platform and can detect early-stage pancreatic cancer – it's currently undergoing clinical studies.[xxix] Immunovia is also developing IMMray™ SLE-d to diagnose lupus.[xxx] As of September 14, 2017, Immunovia's market capitalization was kr1.77 billion[xxxi] (~$220 million).

VolitionRx (NYSE: VNRX): Established in 2010 in Belgium, VolitionRX develops blood-based cancer tests (Nu.Q™) based on the science of Nucleosomics®, which identifies and measures nucleosomes in the bloodstream.[xxxii] Its lead product focuses on colorectal cancer, and the company has recently announced a colorectal cancer screening trial containing 13,500 subjects.[xxxiii] VolitionRx is also currently developing products for pancreatic and lung cancers.[xxxiv] On September 14, 2017, VolitionRX's market capitalization was $76.11 million.[xxxv]

OncoCyte™ (NYSE: OCX): Founded in 2009 in California, OncoCyte is creating liquid biopsy (blood and urine) diagnostics to screen for lung, breast, and bladder cancer. Its diagnostics detect biomarkers associated with the specific types of cancer by using a proprietary set of cancer markers and a mathematical algorithm called a Gene Expression Classifier.[xxxvi] The company expects to commercially launch its lung cancer test in late 2017.[xxxvii] OncoCyte's market capitalization was $187.86 million on September 14, 2017.[xxxviii]

OncImmune• (LON: ONC): Established in 2006 in Nottingham, UK, OncImmune develops tests for early cancer detection using simple blood tests and autoantibody assay technologies. It launched its platform technology, EarlyCDT®, in 2009. Its first test, EarlyCDT®-Lung, launched in 2012 and is now available in the U.S., the UK, and other regions, with over 150,000 commercial tests sold. OncImmune aims to further develop EarlyCDT®, specifically for liver and ovarian cancers.[xxxix] The company's market capitalization, as of September 14, 2017, was £67.64 million[xl] (~$90.57 million).

Biocept (NASDAQ: BIOC): Founded in 1993, Biocept is a diagnostics company specializing in detecting and analyzing associated biomarkers found in circulating tumor cells (CTCs) and circulating tumor DNA (ctDNA) through its Targeted Selector™ technology.[xli] Patients or doctors can send blood samples to Biocept to test for lung, breast, gastric, colon, or prostate cancers, as well as for melanoma.[xlii] Results are received five to seven days after.[xliii] Biocept's market capitalization on September 14, 2017, was $40.84 million.[xliv]

GRAIL: Founded in 2016 in Menlo Park, California, GRAIL is aiming to effectively diagnose cancers early in asymptomatic patients through blood tests. Its screening tests to detect ctDNA are powered by data science, clinical trials, and Illumina®'s (its parent company) sequencing technology. Although GRAIL is a new company, Illumina is a $2.4 billion firm that makes a large percentage of DNA sequencing machines used by scientists and doctors.[xlv] GRAIL has already raised over $1 billion in funding led by ARCH Venture Partners along with Amazon, Bezos Expeditions, Bill Gates, and other investors.[xlvi]

Chronix Biomedical: Established in 1997 and headquartered in San Jose, California, Chronix Biomedical offers blood tests for cancer detection and monitoring. With Next Generation Sequencing – a technique that allows the sequencing of the whole human genome – circulating cell-free DNA (cfDNA) from dying cells can now be detected and sequenced.[xlvii] The company's tests consist of CNI Monitor (early determination of cancer therapy success)[xlviii], CNI Screen (early determination of cancer presence)[xlix], and CNI Second Opinion™ (prostate and breast cancer evaluation).[l] In 2017, Chronix raised $8 million in funding.[li]

CellMax Life: Founded in 2013 in Mountain View, California, CellMax Life detects and helps manage cancer at an early stage through its blood and saliva tests. Using its proprietary SMSEQ Platform, CellMax Life can detect ctDNA from a blood sample, and its CellMax-DNA Genetic Cancer Risk Test can identify 98 genes across 25 hereditary cancers from a saliva sample. Separately, its CMx Platform uses a biomimetic, lipid-bilayer microfluidic chip to detect CTCs in a blood sample.[lii] In 2016, the company received $9 million in funding led by Artiman Ventures and multiple Taiwanese investors, bringing its total funding to $14 million.[liii]

EXEUCTIVE TEAM

Jonathan Cohen, Founder, President, and CEO: Under Mr. Cohen's leadership, 20/20 GeneSystems has brought in approximately $6 million in grant funding and launched two successful products. He is the co-inventor of an AI approach for improving tumor biomarker accuracy that is covered in a pending PCT International Patent Application. As 20/20's CEO, Mr. Cohen forged strategic alliances with Fortune 500 companies such as Johnson & Johnson, Eastman Kodak, Abbott, Smiths Detection, and Ping An Ventures. Active in public policy initiatives on behalf of the biotechnology industry, Mr. Cohen conceived of and helped bring about the passage of the Maryland Biotechnology Investment Tax Credit. He is a founding director of the Small Biotechnology Business Coalition. Before founding 20/20, Mr. Cohen was patent and general counsel for Ventana Medical Systems Inc. (acquired by Roche Diagnostics in 2008 for $3.4 billion[liv]) and Oncor®. Mr. Cohen is a registered patent attorney with more than 18 years of experience in biotechnology patents and licensing matters. He has a Master of Science in Biotechnology from Johns Hopkins University and a law degree from the American University.

David Schodin, PhD, Business Development, U.S.: Dr. Schodin is a PhD scientist with 10 years of experience in academic biochemical research and is an experienced lawyer, having worked at a private law firm and the Abbott legal division. He started off at Abbott as Senior Patent Counsel as a client-facing patent attorney for the Abbott Pharmaceuticals Oncology and Pain therapeutic teams. He became the Director of Business Development and Licensing at Abbott Molecular, where he was the lead negotiator and drafter. He worked on intellectual property settlements, licenses, corporate partnering agreements, non-standard supply agreements, and research and development agreements. Additionally, he led initiatives to incorporate cutting-edge technologies and key product assets into the business technology portfolio. Dr. Schodin holds a bachelor's degree in Chemistry from Knox College, a PhD in Biochemistry from the University of Illinois at Urbana-Champaign, and a JD from Illinois Institute of Technology.

SCIENTIFIC AND TECHNOLOGY TEAM

Jeffrey Allard, PhD, Clinical Affairs: Dr. Allard is a biochemist and is President of Lakeside Life Science, which provides consulting services and biospecimens to the biotechnology industry. He served most recently as Director of Development for Caris Life Sciences, where he designed and implemented a Product Development System, designed multiple clinical and regulatory strategies for novel multiplex oncology tests, wrote clinical protocols for prospective research and Premarket Approval (PMA)-submission trials, and designed a patient registry. As Vice President and Chief Scientific Officer of Fujirebio Diagnostics Inc. (FDI), Dr. Allard directed the Applied Research, Product Development, Clinical Affairs, Regulatory Affairs, and Process Engineering departments. Prior to joining FDI in 2004, Dr. Allard previously held positions as Vice President of Clinical Research and Development for Immunicon Corporation (Currently Veridex LLC, a division of Johnson & Johnson) where he designed and managed clinical trials that led to the worldwide introduction of the CellSearch Assay for measurement of circulating tumor cells (CTC). Dr. Allard designed three clinical trials that led to FDA clearance of CTC for prediction of overall survival and progression free survival in patients with breast, colorectal, and prostate cancers. Dr. Allard is an inventor on 12 patents for novel technologies, including new tests for gynecologic cancers, circulating tumor cells, complexed PSA for early detection of prostate cancer, and other diagnostic technologies. He is an author of over 50 manuscripts and has received numerous awards including the Professional Achievement Award from

Idaho State University.[lv] Dr. Allard holds a PhD in Biochemistry from Dartmouth College and a master's degree in Immunology from Idaho State University.

Victoria Doseeva, PhD, Director of Diagnostics Development: Dr. Doseeva managed pre-clinical and clinical studies of the CLIA-certified lung cancer test using retrospective and prospective patient serum samples and was able to improve its clinical sensitivity and diagnostic accuracy. Her recent accomplishments include analytical and clinical validation of a multiplexed Luminex-based immunoassay for the early detection of lung cancer under GLP and CLIA regulations. Dr. Doseeva has a wide range of experience in the biotechnology industry, having managed groups in diagnostic assay development, analytical methods development, protein production, and characterization, as well as having led a research and development group in support of development and validation of cancer diagnostics assays and companion diagnostic tests for molecularly targeted cancer drugs. Notably, from 2007 to 2012 she worked at Qiagen as an assay development manager. At Qiagen, she managed a team of scientists that successfully designed and developed several novel diagnostic assays. For example, she was the principal investigator in the design and development of novel DNA amplification assays for the rapid and sensitive detection of various pathogens. Additionally, Dr. Doseeva has published 27 journal articles and co-authored two patent applications. Dr. Doseeva has a PhD in Biochemistry and a master's degree in Chemistry from Moscow State University. She was a postdoctoral researcher at the National Cancer Institute, where she studied signal transduction pathways in cancer, and at Georgetown University Medical Center, where she studied DNA replication and recombination.

Michael S. Lebowitz, PhD, BioAnalytics: Dr. Lebowitz has more than 18 years of experience in biomedical research within the biotech industry, having previously served as Vice President of Research at Ariadne Diagnostics LLC. He has been directly involved in the commercial launch of six cancer diagnostic tests and the research leading up to a pharmaceutical Investigational New Drug (IND) approval. Dr. Lebowitz holds a PhD from the Johns Hopkins University (JHU) School of Medicine in Biochemistry, Cellular, and Molecular Biology. There, he subsequently completed a three-year fellowship in immunology in the Department of Pathology, Division of Immunopathology. He remains associated with JHU as an adjunct Lecturer in the Advanced Academic Program in Biotechnology within the Krieger School of Arts and Sciences.

Peter Shindell, Machine Learning/Bioinformatics: With three master's degrees (Computer Science, Applied Statistics, and Bioinformatics), Peter has more than 10 years of experience in data manipulation, data analysis, and predictive modeling as a statistician and data scientist. He also has extensive experience in clinical trial, pharmacokinetic / pharacodynamic modeling, and Artificial Intelligence. Mr. Shindell has extensive experience in statistical methods to multi-source data and survey data including logistic regression, multiple regressions, mixture model, time series analysis, non-linear regression, classification and regression tree, Bayesian network, etc. He is currently a PhD student in Artificial Intelligence/Data Mining with the degree expected in 2018.

Dr. Suzana Radulovich, CLIA Medical Director: Dr. Suzana Radulovich joined the 20/20 GeneSystems team as Laboratory Medical Director in 2014. Dr. Radulovich has over 15 years of expertise in clinical microbiology and development of diagnostic methods, bacterial pathogenesis, and molecular biology, coupled with the experience in the treatment of the infectious diseases. Dr. Radulovich obtained her medical degree at University of Ljubljana, School of Medicine. She moved to the U.S. in 1992 to pursue postdoctoral training in the areas of infectious diseases, clinical diagnostics, microbiology, immunology, and pathogenesis at the University of Texas Medical Branch at Galveston (1992-1995). In 1995, Dr. Radulovich joined University of Maryland School of Medicine in Baltimore. There, she became the Assistant Professor of Microbiology and Immunology in 1998. She earned the Associate Professorship title in 2004. In 2009, together with Dr. Bala, she established the Bala Family Practice in Bel Air, Maryland, where she practices and leads all clinical diagnostic testing as their Laboratory Medical Director.

Security Type: Preferred Stock
Round Size: Min: $50,000 Max: $1,070,000
Price per Share: $3.26
Pre-money Valuation: $23 million
Liquidation Preference: The liquidation preference is pari passu with other series of preferred stock and senior to the common stock.
Conversion Provisions: Convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

PRESS

Business Wire: 20/20's Lung Cancer Detection Technology Launches in China
PR Newswire: Ping An Ventures Takes Equity Stake in 20/20 GeneSystems
GenomeWeb: 20/20 GeneSystems raises $4.5M in Series A Financing
PR Newswire: 20/20 Gene Systems Partners With Zacks Investment Banking and AmeriTech Advisors for Growth Capital Campaign
Washington Business Journal: Mega-deal propels region to another massive quarter for venture capital
News Medical Life Sciences: Genesys BioLabs introduces PAULA's test for early lung cancer detection

[i] http://www.who.int/cancer/detection/en/
[ii] *Clinica Chimica Acta* 450 (2015)273–276
[iii] http://www.reuters.com/article/pingan-investment-idUSL8N1I60ND
[iv] https://cancerstatisticscenter.cancer.org/#/
[v] https://www.cancer.gov/about-cancer/understanding/statistics
[vi] http://www.who.int/cancer/detection/en/
[vii] https://www.cancer.org/healthy/find-cancer-early/cancer-screening-guidelines/chronological-history-of-acs-recommendations.html
[viii] *Clinica Chimica Acta* 450 (2015)273–276
[ix] http://www.businessinsider.com/deadliest-worst-cancers-2016-1
[x] *Clinica Chimica Acta* 450 (2015)273–276
[xi] http://www.reuters.com/article/pingan-investment-idUSL8N1I60ND
[xii] http://www.scmp.com/business/money/investment-products/article/2043685/ping-adds-10000-china-clinics-its-health-care
[xiii] http://www.who.int/mediacentre/factsheets/fs297/en/
[xiv] https://www.theguardian.com/society/2015/aug/10/cancer-survival-rates-higher-early-diagnosis
[xv] http://www.marketsandmarkets.com/PressReleases/cancer-diagnostics.asp
[xvi] https://www.cancer.org/cancer/non-small-cell-lung-cancer/about/key-statistics.html
[xvii] http://www.prnewswire.com/news-releases/lung-cancer-diagnostics-market-worth-364-billion-by-2024-grand-view-research-inc-300283508.html
[xviii] http://www.grandviewresearch.com/industry-analysis/lung-cancer-diagnostics-market
[xix] http://www.grandviewresearch.com/industry-analysis/blood-testing-market
[xx] http://www.grandviewresearch.com/press-release/global-blood-testing-market
[xxi] http://www.grandviewresearch.com/industry-analysis/blood-testing-market
[xxii] http://www.marketsandmarkets.com/PressReleases/biomarker.asp
[xxiii] http://www.grandviewresearch.com/industry-analysis/cancer-biomarker-market

xxiv https://globenewswire.com/news-release/2017/05/11/982356/0/en/Healthcare-Artificial-Intelligence-Market-worth-over-10bn-by-2024-Global-Market-Insights-Inc.html

xxv https://www.accenture.com/us-en/insight-artificial-intelligence-healthcare

xxvi http://www.prnewswire.com/news-releases/global-artificial-intelligence-in-healthcare-market-2017-2022-market-is-expected-to-reach-usd-79888-million-at-a-cagr-of-5268---research-and-markets-300464679.html

xxvii http://www.cnbc.com/2017/05/11/from-coding-to-cancer-how-ai-is-changing-medicine.html

xxviii https://www.idc.com/research/viewtoc.jsp?containerId=259908

xxix http://immunovia.com/about/

xxx http://www.businesswire.com/news/home/20160509005743/en/Immunovia-AB-Immunovia-Joins-40-Global-Pancreatic

xxxi https://finance.yahoo.com/quote/IMMNOV.ST?p=IMMNOV.ST

xxxii https://www.linkedin.com/company-beta/1364072/

xxxiii https://www.wsj.com/articles/PR-CO-20170718-905603

xxxiv http://volitionrx.com/

xxxv https://finance.yahoo.com/quote/VNRX?p=VNRX

xxxvi http://www.oncocyte.com/technology/

xxxvii http://www.oncocyte.com/products/lung-cancer/

xxxviii https://finance.yahoo.com/quote/OCX?p=OCX

xxxix http://oncimmune.com/about-oncimmune/

xl https://finance.yahoo.com/quote/ONC.L?p=ONC.L

xli https://www.linkedin.com/company-beta/80105/

xlii https://biocept.com/technology/melanoma-offering/

xliii https://biocept.com/patients/

xliv https://finance.yahoo.com/quote/BIOC?p=BIOC

xlv https://www.forbes.com/sites/matthewherper/2017/01/05/grail-which-aims-to-invent-blood-test-to-detect-cancer-to-raise-1-billion/#b409a4d37928

xlvi https://www.linkedin.com/company-beta/10399839/

xlvii http://chronixbiomedical.com/about-us/#technology

xlviii http://chronixbiomedical.com/cni-monitor/

xlix http://chronixbiomedical.com/cni-screen/

l http://chronixbiomedical.com/cni-2nd-opinion/

li https://finnewsdaily.com/chronix-biomedical-8-00-million-fundraising-john-dipietro-filed-jul-18-sec-filing/

lii https://cellmaxlife.com/science/

liii https://cellmaxlife.com/cellmax-life-raises-14m-venture-funding-launches-precision-cancer-testing-company-early-detection-optimal-management-cancer/

liv http://www.nytimes.com/2008/01/22/business/worldbusiness/22iht-22rocheFW.9396266.html?mcubz=3

lv http://www2.isu.edu/alumni/professional-archive.shtml

EXHIBIT D
Subscription Agreement

20/20 GeneSystems, Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.   NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
20/20 GENESYSTEMS, INC.
9430 Key West Ave, Suite 100
Rockville, MD 20850

Gentlemen:

1. _Background_. The undersigned understands that 20/20 GeneSystems, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated _____, 2017, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non- accredited investors up to 285,333 shares (each a "**Share**" and, collectively, the "**Shares**") of Series A-2 Preferred Stock (the "**Series A-2 Preferred Stock**") at a price of Three Dollars and Seventy-Five Cents ($3.75) per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is 20,000 Shares or $75,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is 285,333 Shares or $1,069,998.75 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the First Democracy VC crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 7% of gross monies raised in the Offering and the Portal will receive a number of Shares that are equal to 2% of the Shares being sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.microventures.com.

2. _Subscription_. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall

pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the Company shall have obtained the requisite approval of its stockholders for the filing of the certificate of designation for the establishment of the Series A-2 Preferred Stock in the form of **Exhibit A** to this Agreement (the "**Certificate of Designation**") and the amendments of the existing certificates of designation for its Series A Preferred Stock and Series A-1 Preferred Stock; and

(iv)   the Company shall have adopted and filed with the Secretary of State of the State of Delaware the Certificate of Designation establishing the Series A-2 Preferred Stock.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its

current needs and possible contingencies, and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination

concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly organized as a corporation under the laws of the State of Delaware and, subject to satisfying the conditions specified in Section 3 of this Agreement, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance.   The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Company's certificate of incorporation, as amended and the Certificate of Designation will be validly issued, fully paid and nonassessable.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Certificate of Incorporation, as amended, or Bylaws, as amended, of the Company, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(e)   Capitalization. The authorized capital stock of the Company consists of 25 million shares of common stock, $0.01 par value per share and 5,000,000 shares of preferred stock, $0.01 par value per share (1,303,000 designated as Series A preferred stock, 978,000 designated as Series A-1 Preferred Stock, and, upon filing of the Certificate of Designation, [*] shall be designated as Series A-2 Preferred Stock) of which [*] shares of common stock, [*] shares of Series A Preferred Stock, [*] shares of Series A-1 Preferred Stock and no shares of Series A-2 Preferred Stock were outstanding on the date of the Company's Form C. As of the date of the Company's Form C, except for [*] options to purchase shares of the Company's Common Stock, there are no outstanding options, warrants, or agreements, orally or in writing, to purchase or acquire from the Company any shares of its common stock or preferred stock, or any securities convertible into or exchangeable for shares of its common stock or preferred stock.

(f)   Litigation.   There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened in writing against the Company that (i) questions the validity of this Agreement or the right of the Company to enter into it, or to consummate the Offering, or (ii) that would have a material adverse effect on the business, properties, assets, liabilities, operations (including results thereof) or condition (financial or otherwise) of the Company (a "**Material Adverse Effect**").

(g)   Intellectual Property. The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person. "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned or used by the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(h)   Employment Matters.   No material labor dispute exists or, to the Company's knowledge, is imminent with respect to an of the employees of the Company. None of the Company's employees is a member of a union that relates to such employee's relationship with the Company, and the Company is not a party to a collective bargaining agreement.

Grant of Proxy to Portal. The undersigned stockholder, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**")

in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law and the right to consent to any actions constituting protective provisions or other veto rights in the Company's certificate of incorporation or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Stockholder and the Proxy.

8.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

11.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions

hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

12.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

13.   <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

14.   <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

15.   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.   <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("\.pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

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IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this
_____ day of _____, 2017.

PURCHASER (if an individual):
_____ Name: Subscription Amount $_____

PURCHASER (if an entity):
_____ Legal Name of Entity   By:_____ Name: Title: Subscription Amount $_____

The offer to purchase Shares as set forth above is confirmed and accepted by the Company.

20/20 GeneSystems, Inc.
  By:_____ Name: Title:

EXHIBIT E
Certificate of Designation of Series A-2 Preferred Stock

CERTIFICATE OF DESIGNATION OF SERIES A-2 PREFERRED STOCK
OF
20/20 GENESYSTEMS, INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

20/20 GeneSystems, Inc. (hereinafter called the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies that pursuant to the authority granted to and vested in the Board of Directors of the Corporation (the "**Board**") in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date (the "**Certificate of Incorporation**"), and Section 151(g) of the DGCL, the Board on _____, 2017 adopted the following resolution to create a series of the preferred stock of the Corporation as follows:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation, a series of preferred stock be, and it hereby is, created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, are as set forth in the Certificate of Incorporation and this Certificate of Designation, as it may be amended from time to time, as follows:

Section 1.   <u>Designation; Number of Shares</u>. The series of preferred stock shall be designated as Series A-2 Preferred Stock, par value of $0.01 per share (the "**Series A-2 Preferred Stock**"), and the number of shares so designated shall be 800,000, which such number may from time to time be increased or decreased (but not below the number of shares of a particular series then then outstanding) by the Board in accordance with the Certificate of Incorporation and applicable law. The Series A-2 Preferred Stock may, but is not required to be, issued in certificated form.

Section 2.   <u>Defined Terms</u>. For purposes hereof, the following capitalized terms, which are not elsewhere defined herein, have the following meanings:

"**Business Day**" means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America, are required to or may be closed.

"**Certificate of Designation**" means this Certificate of Designation of Series A-2 Preferred Stock.

"**Change of Control**" means, other than a Liquidation Event, (i) a sale of all or substantially all of the Corporation's assets to a non-affiliate of the Corporation or (ii) a merger, acquisition, change of control, consolidation or other transaction or series of transactions in which the Corporation's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions.

"**Common Stock**" means the common stock, par value $0.01 per share, of the Corporation.

"**Deemed Liquidation Event**" means, unless otherwise determined by the holders of at least a majority of the Series A-2 Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (i) a sale, lease or transfer of all or substantially all of the Corporation's assets to a non-affiliate of the Corporation; (ii) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Corporation's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately

1

following such transaction or series of transactions; or (iii) the grant of an (by territory, field of use or market) exclusive license to all or substantially all of the Corporation's technology or intellectual property rights (determined on a consolidated basis with all of the Corporation's direct and indirect subsidiaries) except where such exclusive license is made to one or more wholly-owned subsidiaries of the Corporation.

"**Excluded Issuances**" means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (i) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (ii) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (iii) in consideration for a transaction approved by the Board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (iv) in connection with an acquisition transaction approved by the Board, (v) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the Board (provided that such securities do not exceed 10% of the consideration in such transaction), (vi) pursuant to conversion or exchange rights included in securities previously issued by the Corporation or (vii) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

"**Holder**" means a holder of shares of Series A-2 Preferred Stock.

"**Junior Securities**" means, collectively, the Common Stock and any other class of securities hereafter authorized that is specifically designated as junior to the Series A-2 Preferred Stock.

"**Liquidation Preference**" means, with respect to any Share on any given date, the sum of (i) the applicable Liquidation Value and (ii) the amount of any accrued but unpaid dividends thereon; if any, whether or not declared, to and including such date.

"**Liquidation Value**" means, with respect to any share of Series A Preferred Stock, Series A-1 Preferred Stock or Series A-2 Preferred Stock on any given date, $3.07, $3.07 and $3.75 per share, respectively, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

"**Parity Securities**" means the Series A Preferred Stock, the Series A-1 Preferred Stock any class of securities hereafter authorized that is specifically designated as ranking *pari passu* with the Series A-2 Preferred Stock.

"**Person**" means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust or other entity or organization of any kind, including a governmental authority.

"**Preferred Stock**" means the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock.

"**Senior Securities**" means any class of securities hereafter authorized that is specifically designated as senior to the Series A-2 Preferred Stock.

"**Series A Preferred Stock**" means the Series A Preferred Stock, par value $0.01 per share, of the Corporation.

"**Series A-1 Preferred Stock**" means the Series A-1 Preferred Stock, par value $0.01 per share,

of the Corporation.

"**Share**" means a share of Series A-2 Preferred Stock.

"**Transfer**" means to give, sell, assign, pledge, encumber or otherwise dispose of, transfer or permit to be transferred.

Section 3.   Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of Series A-2 Preferred Stock shall rank (i) *pari passu* with all Parity Securities; (ii) senior to all Junior Securities; and (iii) junior to all Senior Securities, if any.

Section 4.   Conversion Rights.

4.1.   Optional Conversion.

(a)   Right to Convert. Each Share of Series A-2 Preferred Stock shall be convertible at any time and from time to time at the option of the Holder into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Value by the Conversion Price in effect on the Conversion Date (as defined below). The "**Conversion Price**" shall initially be equal to $3.75, subject to adjustment as provided below. Shares of Series A-2 Preferred Stock shall not be convertible at any time that there are not a sufficient number of authorized shares of Common Stock not reserved for other purposes so that all outstanding shares of Series A-2 Preferred Stock can be converted.

(b)   Notice of Conversion. Holders shall effect conversions by providing the Corporation with a conversion notice (a "**Notice of Conversion**"). Each Notice of Conversion shall specify the Holder's name, the number of Shares to be converted, the number of Shares owned prior to the conversion at issue, the number of Shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation in accordance with Section 13 (the "**Conversion Date**"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. In connection with any conversion of Shares, a Holder shall surrender the certificate(s) representing such Shares to the Corporation, and if not all Shares represented thereby are so converted, then the Corporation will reissue a certificate for the Shares remaining. Shares converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and may not be reissued. Within ten (10) days of the receipt of the Notice of Conversion, the Corporation shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of Shares of Series A-2 Preferred Stock (including any accrued and unpaid dividends thereon).

4.2.   Mandatory Conversion.

(a)   Trigger Events. Upon the earlier to occur of: (i) the closing of the sale of shares of Common Stock to the public at a price of at least $9.375 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross proceeds to the Corporation, (ii) the date on which the shares of Common Stock of the Corporation are listed on a national stock exchange, including without limitation NASDAQ or the NYSE, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the

holders of at least 67% of the then outstanding shares of Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class) (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), each share of Series A-2 Preferred Stock plus accrued, but unpaid, dividends thereon shall be automatically converted (without the payment of additional consideration by the Holder thereof), into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Value by the Conversion Price in effect at the Mandatory Conversion Time. Shares of Series A-2 Preferred Stock so converted may not be reissued by the Corporation.

(b)   Procedural Requirements. All holders of record of Shares of Series A-2 Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Shares pursuant to this Section 4.2. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each Holder of Shares in certificated form shall surrender his, her or its certificate or certificates for all such Shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered Holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Shares converted pursuant to Subsection 4.2(a), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the Holder or Holders thereof to surrender any certificates at or prior to such time), except only the rights of the Holders thereof, upon surrender of any certificate or certificates of such Holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2(b). As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Shares, the Corporation shall (i) issue and deliver to such Holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (ii) pay cash as provided in Subsection 4.3 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the Shares converted. Such converted Shares shall be retired and cancelled and may not be reissued as Shares of Series A-2 Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of Shares of Series A-2 Preferred Stock accordingly.

4.3.   Fractional Shares. Upon a conversion hereunder, the Corporation shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing sale price at such time. If the Corporation elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

Section 5.   Dividends and Distributions.

5.1.   The Series A-2 Preferred Stock will not be entitled to dividends or distributions unless and until the Board declares that the Corporation shall pay a dividend or distribution in cash or other property of the Corporation (a "**Distribution**") to holders of outstanding shares of

Common Stock, in which event, the aggregate amount of each such Distribution (the "**Distribution Amount**") shall be distributed as follows:

(a)   First, seventy percent (70%) of the Distribution Amount to the holders of shares of Preferred Stock, on a pro rata basis, until such time as such holders of Preferred Stock have received an aggregate amount in Distributions or other payments in respect of such holder's shares of Preferred Stock that is equal to the number of shares of Preferred Stock owned by such holders multiplied by the Liquidation Value (such amount, the "**Investment Amount**"), and

(b)   Second, thirty percent (30%) of the Distribution Amount to the holders of shares of Common Stock, on a pro rata basis (and for such Distribution payment purposes, without treating the Preferred Stock as converted to Common Stock unless and until such shares of Preferred Stock have actually been converted).

Notwithstanding the foregoing, at such time as the holders of Preferred Stock then outstanding have received the Investment Amount, they shall receive Distributions *pari passu* with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Preferred Stock.

5.2.   Any Distribution payable to the Preferred Stock will have the same record and payment date and terms as the Distribution is payable on the Common Stock.

Section 6.   Liquidation.

6.1.   Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "**Liquidation Event**") or a Deemed Liquidation Event, each Holder of Shares then outstanding shall be entitled to be paid out of the cash and other assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Preference of all Shares held by such Holder.

6.2.   Participation after Liquidation Preference. Upon a Liquidation Event or a Deemed Liquidation Event, in the event that following the payment of the Liquidation Preference in Section 6.1 the Corporation shall have additional cash and other assets of the Corporation available for distribution to its stockholders, then the Holders of the Shares shall participate *pari passu* with the holders of Parity Securities and the holders of Common Stock based on the then current conversion rate with respect to all remaining distributions, dividends or other payments of cash, shares or other assets and property of the Corporation, if any.

6.3.   Insufficient Assets. If upon any Liquidation Event or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of the Shares the full preferential amount to which they are entitled under Section 6.1 and the holders of Parity Securities, if any, the full preferential amount to which they are entitled under the terms of the relevant instrument governing such Parity Securities, (a) the Holders of the Shares and any such Parity Securities shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect thereof upon such Liquidation Event or Deemed Liquidation Event if all amounts payable on or with respect to such Shares and Parity Securities were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

Section 7.   Voting Rights; Board Composition.

7.1.   Voting Generally. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each Holder shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-2 Preferred Stock held by such Holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Designation, the Holders shall vote together with the holders of shares of Common Stock as a single class.

7.2.   Preferred Stock Designees.

(a)   In addition to the matters set forth in Section 7.1, from and after the date of filing this Certificate of Designation, the size of the Board shall be seven (7) directors, as amended by a majority of the Board and in accordance with Section 7.3 from time to time. For so long as shares of Preferred Stock are outstanding, the holders of all series of Preferred Stock shall vote together, as a separate class, to elect one (1) director to the Board. For so long as any shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock shall vote together, as a separate class, to elect one (1) director to the Board. At any given time, one (1) director shall be independent expert in the Corporation's industry and shall be appointed by the other then-current directors. The balance of the Board shall be elected by the holders of the Common Stock.

(b)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by Section 7.2(a), vacancies and newly created directorships of such class or classes or series may be filled by at least a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, or, if there is no sole remaining director then in office, by the affirmative vote of the holders of at least a majority of the shares of that class or classes or series.

(c)   Any director who was elected by a specified class or classes of stock or series thereof may be removed during such director's term of office, with or without cause, only by the affirmative vote of the holders of at least a majority of the shares of the class or classes of stock or series thereof that initially elect such director.

7.3.   Amendment of Preferred Stock; Dividends; Material Acquisitions; Mergers and Consolidations. So long as at least twenty-five percent (25%) of the Preferred Stock remains outstanding, in addition to any other vote or consent of stockholders required by law, Section 7.1 or the Certificate of Incorporation, the vote or consent of the holders of at least a majority of all shares of Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a)   the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(b)   the amendment, alteration or repeal of any provision of the Corporation's Certificate of Incorporation or the Bylaws or otherwise alter or change any right,

preference or privilege of the Series A-2 Preferred Stock in a manner adverse to the Series A-2 Preferred Stock;

(c)   any increase or decrease in the size of the Board;

(d)   the purchase, redemption, or acquisition of any Shares other than from a selling Holder pursuant to the provisions of this Certificate of Designation or any other restriction provisions applicable to any Shares in agreements approved by the Board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Corporation;

(e)   the liquidation or dissolution of the Corporation or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Corporation's assets;

(f)   any election to engage in any business that deviates in any material respect from the business of the Corporation as contemplated under any operating plan approved by the Board; or

(g)   the waiver of any adjustment to the Conversion Price applicable to the Shares (including, without limitation, any adjustment pursuant to Section 11 hereof).

Section 8.   Redemption by the Corporation; Reissuances of Shares. Except as expressly provided in this Certificate of Designation, the Series A-2 Preferred Stock is not redeemable without the prior express written consent of the Holders of the majority of the voting power of all then outstanding Shares. In the event any Shares shall be redeemed pursuant to this section or otherwise acquired by the Corporation or any subsidiary, the Shares so redeemed or acquired shall automatically be canceled and returned to the status of authorized but unissued Shares of Series A-2 Preferred Stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein. Shares of Series A-2 Preferred Stock converted to Common Stock shall automatically be canceled, but may not be reissued.

Section 9.   Transfer Restrictions.

9.1.   Prohibition on Transfer. The Holders of Series A-2 Preferred Stock shall not, directly or indirectly, Transfer any Shares held by such Holder, and any such purported Transfer shall be of no force or effect and shall not be recognized by the Corporation. The Transfer restrictions contained in this Section 9 shall not apply to any Transfer by the Holder of Series A-2 Preferred Stock subject to the rights of first refusal set forth in 9.2.

9.2.   Transfer of Shares; Rights of First Refusal.

(a)   In the event that a Holder of Shares desires to Transfer any or all of such Holder's Shares (the "**Offeror**"), the Offeror shall first obtain a bona fide written offer from a prospective purchaser for such Shares which the Offeror intends to accept (the "**Offer**"). The Offer shall set forth the proposed aggregate purchase price for such Shares proposed to be sold (which must be a cash offer by the prospective purchaser), the name and address of the prospective purchaser, the date of the proposed Transfer (which date shall be no less than forty-five (45) and no more than ninety (90) days from the date of the Offer) and all material terms and conditions upon which the proposed Transfer is to be made.

(b)   The Offeror shall deliver the Offer to the Corporation, and the Corporation shall have thirty (30) days after receipt of the Offer in which to notify the Offeror that the

Corporation accepts the Offer upon the same terms and conditions set forth in the Offer and that the Corporation shall purchase all, but not less than all, of those Shares offered by the Offeror in the Offer.

(c)   If the Corporation does not exercise its right of first refusal as set forth herein, the Corporation will pass the Offer to the other Holders of the outstanding Series A-2 Preferred Stock, and such Holders shall have thirty (30) days after receipt of the Offer in which to notify the Offeror that such Holders accept the Offer upon the same terms and conditions set forth in the Offer. If more than one such Holder shall elect to purchase the Shares in the Offer, the Holders shall purchase in accordance with their respective percentages of the Shares of the Series A-2 Preferred Stock then outstanding. If the Holders decline to purchase all of those Shares offered by the Offeror in the Offer, the Offeror need not accept offers to purchase from such Holders and may sell all offered Shares pursuant to the Offer.

(d)   If the Corporation and Holders of Series A-2 Preferred Stock do not exercise their rights of first refusal as set forth herein, the Offeror shall be permitted to Transfer the Shares of Series A-2 Preferred Stock to the prospective purchaser on the terms set forth in the Offer provided that such sale is consummated within sixty (60) days from the date of the Offer. If the Offeror fails to close such transaction within such sixty (60) day period or if the terms of such sale change in a material way (including any change in price or form of consideration), then the Offeror must again comply with the terms of this Section 10.2 prior to any Transfer of Shares of Series A-2 Preferred Stock.

(e)   If the Corporation or any Holder of Series A-2 Preferred Stock exercises its respective right of first refusal as set forth herein, the parties to the Transfer shall set the time for closing in connection with the purchase of such Shares of Series A-2 Preferred Stock by the Corporation or such Holder(s), which closing shall be at the principal office of the Corporation and held within ninety (90) days after the Offer is first received by the Corporation, but not earlier than the date of closing, if any, set forth in the Offer.

9.3.   Drag Along Rights. In the event that the Corporation, as approved by a majority of the Board, proposes to sell, or otherwise dispose of, to a Person or a group of Persons, other than an Affiliate of the Corporation (a "**Purchaser**"), the Corporation in a Change of Control, the Board shall have the right to require each of the Holders of the Shares of Series A-2 Preferred Stock then outstanding to (i) vote all such Shares in favor of such Change of Control transaction and (ii) to sell, transfer and deliver, or cause to be sold, transferred and delivered, all Shares and shares of Common Stock then hold by such Holders to the Purchaser on the terms approved by the Board.

9.4.   Legends. The certificates, if any, evidencing the Series A-2 Preferred Stock shall, unless otherwise agreed to by the Corporation and the holders of any such certificates, bear a legend substantially to the following effect:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATIONS PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION

UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION.

IN CONNECTION WITH ANY TRANSFER, IF REASONABLY REQUESTED BY THE CORPORATION THE HOLDER SHALL DELIVER TO THE CORPORATION AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, TO THE EFFECT THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND/OR APPLICABLE STATE SECURITIES LAW IS AVAILABLE AND SUCH CERTIFICATES AND OTHER INFORMATION AS THE CORPORATION MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

THE SHARES OF PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING A RIGHT OF FIRST REFUSAL. THE CORPORATION SHALL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE DESIGNATIONS, POWERS, PREFERENCES AND RELATIVE AND OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES OF STOCK OF THE CORPORATION AUTHORIZED TO BE ISSUED, SO FAR AS THEY HAVE BEEN DETERMINED, AND THE AUTHORITY OF THE BOARD OF DIRECTORS TO DETERMINE THE RELATIVE RIGHTS AND PREFERENCES OF SUBSEQUENT CLASSES OR SERIES."

9.5.   The Corporation shall be entitled to refuse to register any attempted transfer of shares of Series A-2 Preferred Stock not in compliance with this Section 9, and any such purported non-compliant transfer shall be null, void and of no effect. As a condition to any registration of transfer, the Corporation may require an opinion of counsel or other evidence reasonably satisfactory to it that such transfer is in compliance with the legend in Section 9.4.

Section 10. Pre-emptive Rights. Until the Corporation's initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Corporation proposes to issue any Common Stock or shares convertible or exercisable for Common Stock (collectively, the "**Additional Equity Securities**"), except for Excluded Issuances, the Corporation shall first offer those Additional Equity Securities to holders of Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such Additional Equity Securities to any Person, in accordance with the following provisions:

10.1.   The Corporation shall deliver written notice (a "**Pre-emptive Right Sale Notice**") to each holder of Preferred Stock stating (i) the Corporation's bona fide intention to offer such Additional Equity Securities, (ii) the number and type of such Additional Equity Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Additional Equity Securities (which price shall be no greater than the price to be paid by, and the purchase terms not materially less favorable than those offered to, any other Person to purchase Additional Equity Securities).

10.2.   Upon its receipt of the Pre-emptive Right Sale Notice, each holder of Preferred Stock shall have fifteen (15) days after receipt of the Pre-emptive Right Sale Notice in which to notify the Corporation by delivering written notice (a "**Subscription Notice**") to the Corporation that such holder elects to purchase Additional Equity Securities upon the same terms and conditions set forth in the Pre-emptive Right Sale Notice. Holders shall have the right to elect to purchase up to that portion of such Additional Equity Securities which equals the proportion that the number of shares of Preferred Stock held by such holder bears to the total number of Shares then outstanding, as calculated by treating all Preferred Stock on an as-converted to Common Stock basis.

10.3.   In the event that a Subscription Notice is timely delivered to the Corporation in accordance with Section 10.2, the Corporation shall be obligated to sell to such holder its pro rata share of such Additional Equity Securities at the time of the sale of Additional Equity Securities to other Persons, but in no event later than sixty (60) days following the delivery by the Corporation to the holders of the Pre-emptive Right Sale Notice.

10.4.   In the event that any holder of Preferred Stock (a "**Non-Purchasing Holder**") fails to elect within the fifteen (15) day period set forth in Section 10.2 to purchase all of its pro rata share of Additional Equity Securities, the Corporation shall within two (2) Business Days following the expiration of such aforementioned period send written notice thereof to all holders of Preferred Stock that timely delivered a Subscription Notice (each, a "**Participating Holder**"). Each Participating Holder may within five (5) Business Days from the date it receives the aforementioned notice from the Corporation elect to purchase a pro rata portion of the Non- Purchasing Holder's portion of Additional Equity Securities (based on the proportion that the number of shares of Preferred Stock held by such Participating Holder (on the date of the Pre-emptive Right Sale Notice) bears to the total number of shares of Preferred Stock held by all Participating Holders (on the date of the Pre-emptive Right Sale Notice) electing to purchase a pro rata portion of the Additional Equity Securities offered for purchase to such Non-Purchasing Holder).

10.5.   To the extent that any Additional Equity Securities are not subscribed for by the holders of Preferred Stock pursuant to the above procedures, the Corporation shall be entitled to sell any such unsubscribed Additional Equity Securities to any Person; provided, that the sale price for such Additional Equity Securities shall not be lower than the price contained in the Pre-emptive Right Sale Notice and that the purchase terms and conditions of the transaction are not materially more favorable to such Person than those offered to the holders and described in the Pre-emptive Right Sale Notice.

10.6.   If any holder of Preferred Stock exercises its pre-emptive right as set forth herein, the Corporation shall set the time for closing in connection with the purchase of such Additional Equity Securities by such holder(s), which closing shall be at the principal office of the Corporation and held within sixty (60) days after the Subscription Notice is first received by the Corporation, but not earlier than the date of closing, if any, set forth in the Pre-emptive Right Sale Notice.

Section 11.   Adjustments.

11.1.   Adjustment for Corporate Actions. If the Corporation shall at any time or from time to time after the issuance of the Series A-2 Preferred Stock (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to this Series A-2 Preferred Stock), (b) effect a subdivision of the outstanding Common Stock into a larger number of shares (including by way of a stock split), (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the

Common Stock any shares of capital stock of the Corporation, then the Conversion Price then in effect immediately before such action shall be multiplied by a fraction, of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 11.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

11.2. <u>Pro Rata Distributions</u>. If the Corporation, at any time while Series A-2 Preferred Stock is outstanding, shall distribute to all holders of Common Stock (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction, of which the denominator shall be the closing sale price of the Common Stock determined as of the record date mentioned above, and of which the numerator shall be such closing sale price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board in good faith. In either case, the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

11.3. <u>Subsequent Equity Sales</u>. If the Corporation at any time while Series A-2 Preferred Stock is outstanding, shall sell or grant any option to purchase or otherwise dispose of or issue any Additional Equity Securities entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Conversion Price (such issuances individually and collectively, a "**Dilutive Issuance**"), as adjusted hereunder (if the holder of the Additional Equity Securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price), then, the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Additional Equity Securities which the aggregate consideration received or receivable by the Corporation in connection with such Dilutive Issuance would purchase at the then effective Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Additional Equity Securities so issued or issuable in connection with the Dilutive Issuance. Such adjustment shall be made whenever such Additional Equity Securities are issued, but no adjustment will be made in respect of an Excluded Issuance.

11.4. <u>Calculations</u>. All calculations under this Section 11 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the description of any such shares of Common Stock shall be considered on issue or sale of Common Stock. For purposes of this Section 11, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

11.5.   Notice to Holders. Whenever the Conversion Price is adjusted pursuant to any of this Section 11, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth in reasonable detail the facts requiring such adjustment. If the Corporation issues a variable rate security, the Corporation shall be deemed to have issued Additional Equity Securities at the lowest possible conversion or exercise price at which such securities may be converted or exercised

11.6.   Excluded Issuance. Notwithstanding the foregoing, no adjustment will be made under this Section 11 in respect of an Excluded Issuance.

Section 12.   Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or any other right, the Corporation shall provide each Holder, at least ten (10) days prior to the date specified therein, notice in accordance with Section 13 specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

Section 13.   Other Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 13).

Section 14.   Waiver. The holders of at least a majority of the outstanding shares of Series A-2 Preferred Stock, voting as one class, may also amend and waive compliance with any provision of this Certificate of Designation.

Section 15.   No Sinking Fund. No sinking fund shall be created for the redemption or purchase of Shares of the Series A-2 Preferred Stock.

Section 16.   Transfer Taxes. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any initial issuance or delivery of the Series A-2 Preferred Stock or certificates representing such Shares, if any. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of Shares in a name other than that in which the Shares were registered, or in respect of any payment to any Person other than a payment to the initial registered holder thereof.

Section 17.   Other Rights. The Shares of Series A-2 Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series A-2 Preferred Stock to be signed by its authorized signatory this _____ day of _____, 2017.

20/20 GENESYSTEMS, INC.

By:_____

Name:

Title:

EXHIBIT F
Video Transcript #1

20/20 GeneSystems Crowdfunding Video Script

Voiceover Script	Video Clip, Image, [Music]
Computer Voice: Most of us have experienced the shock and anguish upon learning that a family member or close friend was suddenly and unexpectedly diagnosed with advanced cancer and told that their chances of survival are bleak.	Distraught person hearing bad news over the phone. [Downbeat music]
Computer Voice: But most cancers are <u>not</u> fatal and can be successfully treated <u>if</u> detected in an early stage when the tumor can be surgically removed before it spreads. For example, lung cancers detected at their earliest stages have a 5-year survival rate approaching 90%. However, lung cancer is usually detected at a late stage when the average survival rate is about 3%.	Physician looking at a chest x-ray or CT image.
Computer Voice: 20/20 GeneSystems has introduced a new approach to help make early detection of cancers before they become deadly more accurate than ever before and to give millions of individuals in North America first time access to simple blood testing approaches more commonly available in other parts of the world.	Blood testing process.
Computer Voice: In many Asian countries, for example, blood testing for most cancers is commonly conducted as part of yearly check-ups. A study published in 2015 by a leading hospital in Taiwan demonstrated that these blood tests catch more than half of cancers, many in their early stages.	Image of Chang Gung paper
Computer Voice: 20/20 has pioneered the development of machine learning algorithms, a type of artificial intelligence or AI, to improve the accuracy of these blood tests. Our algorithms combine biomarkers which are cancer associated proteins in the blood, with other unique features of the individuals being tested such as their age, gender, and history of smoking and other related diseases.	Machine learning in medicine clip
Computer Voice: Importantly, all of our products incorporate "20/20 Hindsight," the latest in AI computing to continuously learn and improve over time.	
Computer Voice: Studies have shown that our software substantially improves the detection rate of biomarker testing alone, in some cases catching 30% or more cancers.	Table showing improvements; images of smiling doctor / patient [upbeat music]

Ronald Shore, M.D.: I became aware of a local company called 20/20 GeneSystems that was developing a blood test to aid in the early detection of lung cancer. I immediately became very enthusiastic about this company and the work they are doing because it is my firm belief that early detection could prevent lung cancer deaths in much the same manner that our serial screen program has prevented deaths from skin cancer.	
Computer Voice: 20/20's lung cancer blood test is now available in the U.S. and is ideal for adults over 50 with a history of tobacco use.	
Computer Voice: We will also soon introduce in North America the first test to detect several different cancers simultaneously from a single blood sample!	Flash URL *BloodTestforLungCancer.com*
Ronald Shore, M.D.: I was so impressed by the company, it's products, the technology, and its goals, I became an investor.	Image of human body with multiple organs / tumors highlighted
Computer Voice: Now**,** <u>you</u> can help us advance our mission of reducing cancer deaths in your community and around the world by becoming a 20/20 shareholder today. Please visit our investors portal and carefully read all of the information on this site. Investors are eligible to receive early and preferred access to our current and future cancer blood tests.	Flash URL: MicroVentures.com/__ [upbeat music]

EXHIBIT G
Video Transcript #1

Jonathan Cohen:	I'm not a broad expert. I come to AI from the cancer diagnostics world, but in that regard I have certainly taken the time to learn as much as I can. I think, without a doubt, it's going to play an extraordinarily important role. I think in the healthcare world, it's going to play an extremely important ancillary tool to allow physicians and nurses, and nurse practitioners to maximize their effectiveness to the benefit of the ...
	I suspect that virtually everyone here in the room today, here in the room this morning, or watching the show at home has had and the shock and anguish of hearing from a close friend or loved one that they were diagnosed with advanced cancer. The prognosis is usually bleak, the treatments are typically toxic, rarely effective, and quite expensive. What most people don't appreciate is that cancers is by and large are not lethal. With few exceptions.
	Metastasis is lethal. In lung cancer, the number one cancer killer in most of the world, the five year survival rate for an early stage tumor is close to 90 percent. On the other hand, if you wait until that cancer has spread, metastasizes, that survival rate plummets to three of four percent.
	Our mission is to help bend the curve of cancer mortality in North America and around the world through early detection. Our approach is very unique, we take large data sets from parts of the world where cancer screening is common. Most particularly the far East, and improve them using machine leaning algorithms. We, right now, our products include a blood test for the early detection of lung cancer in an algorithm that is now available in the United States, and will be available this summer in China. Which has the largest lung cancer population in the world because of heavy smoking and air pollution, and will soon be available also in Japan.
	What we do, is we take biomarker values, using the standard biomarkers that they test around the world, combine it with clinical factors, age, gender, smoking history, prior diseases, and using machine learning, deep learning neuro networks, artificial neuro networks, we give a much more accurate determination of whether or not that patient has the likelihood of a cancer at that time. We show statistically, which cancers need to be followed up. The valuations of our close competitors, these are essentially pre-revenue, publicly traded companies, average about 120 million dollars. That's about five times our current evaluation, so we think there is a tremendous opportunity for a relatively near-term liquidity opportunities for those that invest in our company.
	We are the first company to apply artificial intelligence, machine learning to the type of cancer blood biomarker screening that is done literally tens of thousands of times a day. Particularly in the far East. We have a very scalable business model. We really have a bi-disciplinary team. We have the cancer diagnostic side, and the computer science analytic side.
Howard:	Who is going to pay at the end of the day? Is your customer the consumer, is it the HMO's at the insurance company? That's sort of question one. And question

two, since it's so early in the process that I don't know I have cancer, what is going to motivate me to take this test in North America if we don't normally take the test?

Jonathan Cohen: The motivation, if I can take your last question first, is to literally save their life. Right now our model is direct to consumer, and we are finding that for the lung cancer test in the United States, about 80 percent of people who find us, are willing to pay 149 dollars out of pocket.

Sai: You didn't point out what was the purpose of the capital? The 2.5, what do you need it for?

Jonathan Cohen: It's mostly going to sales and marketing. We are also working to bring the multi-cancer test, the pan cancer test to market. Those are the two main uses of the capital that we're seeking to raise.

Rejean: Just a quick one. You said that you have global patent?

Jonathan Cohen: Yes. We have inter ... We have patent protection, right now issued in the United States, and pending worldwide. For the algorithms, we have a number of issued patents, but specifically for these algorithms, it's right now pending, mostly pending worldwide.

Sai: All right. Thanks for the presentation.

Speaker 2: Sure. Sure.

Sai: And we'll be meeting in the boardroom to let you know what our conclusion is. We were impressed with you presentation. There's a couple of things we want to, first of all address. That is the 2.5 million that you are requiring. We want to take a look at how you would go about using it first of all, prior to us doing that we wanted to have you prove the model of having a user pay, that 149 you were talking about for the actual service that you would provide.

Speaker 2: Mm-hmm (affirmative)-

Sai: Once we've seen that being proven, we can then look at how we can play ... We can come in and participate with you. At this stage, however, we're just not too sure that there is any security for our capital.

Speaker 2: Okay.

Sai: That's that biggest challenge that we're having.

Speaker 2: May I suggest, maybe a possible structure that might comfort you?

Sai: Sure.

Speaker 2:	I don't know what you ... If you were ... If we had proven our soft pay revenue model to your satisfaction, what level of investment would you be comfortable with, if I may ask?
Sai:	We can do the 2.5, it's not an issue.
Speaker 2:	Okay. Could I then, maybe propose the following arrangement. What if you were to take 10 percent of that, just pick a number, 250 thousand, do sort of a first traunch, we agree on a set of terms. Give us a period of time, we mutually agree on a set of milestones, we negotiate a reasonable ...
Sai:	Rate of return?
Speaker 2:	Yeah. Timing, and numbers, and so forth. You would then invest the balance.
Howard:	Are you doing the right thing by even playing in the United States or playing in Canada? Shouldn't it be betting the majority of your time and efforts in China?
Speaker 2:	I think that clearly China, Korea, Japan, will be easier for us ...
Howard:	Yep.
Speaker 2:	To penetrate because once again, we are improving something that they're already doing, and have done for the past ten years.
Howard:	100 percent.
Speaker 2:	And your point is well taken. Even if, hypothetically, we were to fail miserably in North America, what we're doing in the far East, by itself, will give you the returns I think you're looking for.
Sai:	I like this proposal. The percentage of what we're willing to invest anyways, and then take a look and see what kind of rate of return is doable, and subject to some due diligence stuff ...
Speaker 2:	Okay.
Sai:	I think that we have a deal.
Speaker 2:	Great. All in all I had a real good day. I was pleased with my reception, by the judges. I think we are close to coming up with a transaction that will be very good. It will be a win-win. All in all, I think I had a really good day.

EXHIBIT H
Investor Deck



Machine Learning-Enhanced
Early Cancer Detection Blood Test Systems

Early detection saves lives!

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

20/20 at a Glance

Innovative and Improved Blood Testing for

Early Cancer Detection

Built technologies combining:

- Widely used and approved cancer biomarker blood tests

- Proprietary machine learning algorithms to substantially improve test accuracy

- Large data sets from thousands of individuals over a decade



How Many Are Impacted by Cancer Over Their Lifetime?



1 in 2 men and 1 in 3 women will be diagnosed with cancer.

Source: http://www.medscape.com/viewarticle/551998

Cancer is <u>Not</u> Usually Fatal if Detected Early

STAGE	NSCLC: 5-YEAR SURVIVAL RATES
	Modified from: Detterbeck et al, 2009
Stage 1A	49 – 75 %
Stage 1B	45 – 55 %
Stage 2A	30 – 50 %
Stage 2B	31 – 40 %
Stage 3A	14 – 35 %
Stage 3B	2 – 5 %
Stage 4	< 1 %

Lung Cancer Survival Rates

PAULA's Test+™
Early Lung Cancer Detection
Amplified w/Machine Learning

✓ **NOW** commercially available in the U.S. market

✓ Entering markets in China and Japan



PAULA's Test+

www.BloodTestforLungCancer.com →

Asymptomatic smoker or non-smoker

Algorithms combine biomarkers and clinical factors and calculate likelihood of EARLY, SURVIVABLE lung cancer

CT scan and/or biopsy

Cancerous nodule is surgically removed: 80% survival rate*






*Source: https://www.nationaljewish.org/conditions/lung-nodules

Introducing



OneTEST™



*Early Cancer Screening Blood Test
System for* ***Multiple Cancers***

(Liver, Lung, Prostate, Colorectal, Pancreatic, etc.)

Scheduled for Launch in Q2 2018

OneTEST™ Results

- Screen for five or more cancers from a single blood draw
- Validated using data from 42,000 patients over 12 years
- Male panel tests for lung, liver, colorectal, stomach/gastric, prostate cancers


High Risk
Low Risk
LUNG
High Risk
Low Risk
LIVER
High Risk
Low Risk
COLON
High Risk
Low Risk
STOMACH
High Risk
Low Risk
PANCREAS

OneTEST™
powered by *20/20 Hindsight*™



Tumor Biomarkers:
CEA
CA 125
CYFRA 21-1
NSE
SCC
ProGRP

Clinical Parameters
Age
Gender
Smoking history
Disease history
Cough/Symptoms
Lung disease

Deep Learning Neural Networks



Recommended Follow-up Tests



20/20 Hindsight™ Sensitivity* Improvements



90
80
70
60
50
40
30
20
10
0
67
85
46
76
57
80
Lung w/o Symptoms
Lung with Nodules
Multi Cancer
Biomarkers
20/20 Hindsight

* Sensitivity refers to the test's ability to correctly detect patients who have lung cancer

Marketing Channels

B2B Channel

- Medical practice groups with in-house lab testing
- Practices can retain up to 70% of test revenue—strong (compliant) financial incentive to promote to their patient population

B2C Channel

- Direct-to-Consumer Marketing Campaigns
    - Social media marketing: Facebook social media ad campaigns
    - Online advertising: Google AdWords
- Retained telemedicine provider for easy prescriptions from qualified physicians in 50 states (under $20)
- Blood draw and testing agreements with one or more national reference labs:
    - *Quest Diagnostics*
    - *LabCorp*
    - *BioReference Labs (Opko)*
    - *Sonic Labs*

Sustainable Advantage

✓ **20/20 has a three+ year lead → tens of thousands of patients' clinical data sets → proprietary database**

✓ **Data analytics: more data = more accurate algorithms**

✓ **Building global patent portfolio: U.S. Patent to Lung Cancer Test Algorithm issued September 2017**



Strategic Investor



- **Largest health insurance company in China[1]**

- **Network of 10,000 independent health clinics, collectively serving 110 million patients[2]**

- **Large-scale data source, major customer channel**

- **Investment partner in 20/20 since January 2016**

1 http://www.scmp.com/business/money/investment-products/article/2043685/ping-adds-10000-china-clinics-its-health-care
2 https://www.cnbc.com/2017/05/05/chinas-ping-an-launches-1-billion-fintech-and-health-care-fund.html

20/20 Competitors



$73 Million



$216 Million





$196 Million



$87 Million

*Market caps as of 10/5/17

THANK YOU

Machine Learning Can Revolutionize Healthcare



Save lives and improve cancer survival rates around the world together…

